UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

AquaBounty Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3156167
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Two Clock Tower Place, Suite 395

Maynard, Massachusetts 01754

(Address of principal executive offices)

(978) 648-6000

(Registrant’s telephone number)

Copies of correspondence to:

David A. Frank Chief Financial Officer AquaBounty Technologies, Inc. Two Clock Tower Place, Suite 395 Maynard, Massachusetts 01754 Telephone: (978) 648-6000	Bradley C. Brasser Jones Day 77 W. Wacker Dr. Chicago, Illinois 60601 Telephone: (312) 782-3939

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Company qualifies as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act.

-i-

EXPLANATORY NOTE

This Registration Statement on Form 10 is being filed by AquaBounty Technologies, Inc. in order to register its common stock, par value $0.001 per share, voluntarily pursuant to Section 12(b) under the Securities Exchange Act of 1934, or the Exchange Act. Unless otherwise noted or indicated by the context, the terms “AquaBounty,” “the Company,” “we,” “us” and “our” refer to AquaBounty Technologies, Inc., together with its consolidated subsidiaries.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended by the Jumpstart Our Business Startups Act enacted on April 5, 2012, which we refer to as the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies, an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation not previously approved.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our second fiscal quarter and (ii) been public for at least 12 months.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 10 contains “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negatives thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this Registration Statement on Form 10 in Item 1. “Business,” Item 1A. “Risk Factors” and Item 2. “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. These forward-looking statements include statements that are not historical facts, including statements concerning our possible or assumed future actions and business strategies and the process of obtaining regulatory approval to commercialize our product candidates.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our AquAdvantage® Salmon product;

•	the uncertainty of achieving the business plan, future revenue and operating results;

•	the risk of market acceptance of genetically modified fish;

•	developments concerning our research projects;

•	our ability to successfully enter new markets or develop additional products;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	actual or anticipated variations in our operating results;

•	our cash position and ability to raise additional capital to finance our activities;

•	market conditions in our industry;

•	our ability to protect our intellectual property and other proprietary rights and technologies;

•	our ability to adapt to changes in laws or regulations and policies;

•	the ability to secure any necessary regulatory approvals to commercialize any products;

•	the rate and degree of market acceptance of any products developed through the application of genetic engineering;

•	our ability to retain and recruit key personnel;

•	the ability of our majority shareholder, Intrexon Corporation, or Intrexon, to control us;

•	the success of any of our future acquisitions or investments;

•	international business risks and exchange rate fluctuations;

•	the possible volatility of our stock price;

•	our limited operating history and track record of operating losses; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Registration Statement on Form 10. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Registration Statement on Form 10, particularly in the Item 1A. “Risk Factors,” that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Registration Statement on Form 10. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments unless required by federal securities law. New factors emerge from time to time, and it is not possible for us to predict all such factors.

ITEM 1.	BUSINESS

This Business section, along with other sections of this Registration Statement on Form 10, includes, in some cases, management estimates based on industry and other knowledge, statistical market and industry data that we obtained from industry and general publications and research, surveys and studies conducted by third party sources that we believe to be reliable. We have not independently verified any of the data from third-party sources, and we make no representation as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources, and we make no representations as to the accuracy of such estimates. We have one segment for financial reporting purposes.

Overview

AquaBounty Technologies, Inc., a Delaware corporation, was formed on December 17, 1991. Our common stock was listed on London’s Alternative Investment Market, or AIM, in 2006. Headquartered in Maynard Massachusetts, we are a biotechnology company focused on enhancing productivity in the fast growing aquaculture market. Our principal place of business is located at Two Clock Tower Place, Suite 395, Maynard, Massachusetts 01754, and our telephone number at that location is (978) 648-6000.

We use genetic manipulation and other molecular biologic techniques in order to improve the quality and yield of fish stocks and help the aquaculture industry meet growing consumer demand. At the time of our listing on AIM in 2006, we were developing disease management and diagnostic products for shrimp as well as transgenic lines of salmon and trout that exhibited an accelerated rate of growth. However, as a result of technical and regulatory delays, in 2009 we decided to focus our resources on the regulatory approval of our AquAdvantage® Salmon product and to discontinue spending on other research projects. Since that time, we have completed all sections of the New Animal Drug Application, or NADA, process with the U.S. Food and Drug Administration, or the FDA, for AquAdvantage® Salmon, but are still waiting for formal approval of the NADA.

We believe that receipt of FDA approval for AquAdvantage® Salmon would not only represent a major milestone for us, but also a significant pioneering development in introducing transgenic animals into the food chain. Although genetically modified crops have been accepted in the United States and South America for some time, AquAdvantage® Salmon would be the first genetically modified animal to be approved for human consumption. We intend to deploy AquAdvantage® Salmon in land-based, contained, freshwater aquaculture systems, which would allow inland fish farms to be established close to major demand centers in a profitable and environmentally sustainable manner. The technology underlying AquAdvantage® Salmon would offer the potential to reintroduce salmon aquaculture in the United States, which imported more than $2.0 billion of Atlantic salmon in 2013 according to the U.S. Department of Commerce, or the DOC. We believe it will take two years following receipt of FDA approval of the NADA to establish commercial operations and an additional two years before we can generate significant revenues. Ultimately, our prospects depend on receipt of that approval as well as consumer acceptance of genetically modified fish.

See “—Our Product” for more information on AquAdvantage® Salmon and “—Regulatory Environment” for more information on our NADA process with the FDA.

The Aquaculture Industry

Aquaculture is the farming of aquatic organisms such as fish, shellfish, crustaceans and aquatic plants. It involves cultivating freshwater or saltwater species under controlled conditions, as an alternative to the commercial harvesting of wild species of aquatic organisms. The aquaculture industry has experienced growth in recent years, and we believe that the aquaculture industry, and in particular salmon farming, is poised for significant additional growth in the coming years as the global population expands.

Salmon Farming

According to Kontali Analyse, or Kontali, and Marine Harvest ASA, or Marine Harvest, farmed salmon accounted for approximately 60% of the world’s salmon production during 2013, of which Atlantic salmon accounted for approximately 70%. According to the United Nations Food and Agriculture Organization, or the FAO, Atlantic salmon aquaculture production grew by approximately 6.5% annually between 2001 and 2012. Kontali and Marine Harvest have both indicated that they expect increases in demand to drive continued production growth through 2020, although at a lower annual rate of approximately 3.0% primarily due to supply constraints.

Atlantic salmon farming is a major industry in the cold-water countries of the northern and southern hemispheres. According to the FAO, total production volume of farmed Atlantic salmon during 2012 was 2.07 million metric tons. This production had a market value of over $10.0 billion. Below is a break-down by major producing country for the time period 2006 through 2012, which is the last year for which data is readily available.

Worldwide Atlantic Salmon Production by Country (in metric tons)

	2006	2007	2008	2009	2010	2011	2012
Canada	118,061	102,509	104,070	100,220	101,385	102,064	108,118
Chile	376,476	331,042	388,847	233,308	123,233	264,349	399,678
U.S.A	10,485	11,001	16,714	14,074	19,535	18,595	19,295
Ireland	11,174	9,923	9,217	12,210	15,691	12,196	12,440
Norway	629,888	744,222	737,694	862,908	939,536	1,064,868	1,232,095
United Kingdom	131,973	130,104	128,744	133,440	154,625	158,168	162,604
Australia	20,710	25,336	25,737	29,893	31,807	35,198	43,785
All other	19,953	24,737	40,239	54,358	51,863	70,866	88,546

WW Volume (mt)	1,318,720	1,378,874	1,451,262	1,440,410	1,437,675	1,726,304	2,066,561

© FAO - Fisheries and Aquaculture Information and Statistics Service - 03/12/2014

Pricing

According to the DOC, which tracks the volume and value of Atlantic salmon imports into the country, from 2008 to 2013, the average wholesale price of Atlantic salmon imported into the United States increased from $3.17 per pound ($7.05/kilogram) to $4.04 per pound ($8.97/ kilogram).

The daily spot (farm-gate or wholesale market) price for Atlantic salmon is very volatile due to the species’ long production cycle, which typically ranges between two and three years, and its short shelf life, which typically ranges between two and three weeks. Farmed salmon is typically sold as fresh and thus must be consumed within this timeframe. Consequently, the available supply is very inelastic over the short-term, while demand can be very elastic due to price, season or market size.

Major Producers

The global Atlantic salmon farming industry includes several very large companies with operations in each of the major producing countries. Consolidation has been evident in the past few years as producers attempt to gain competitive cost advantages while overcoming the regulatory challenges associated with developing new marine farm sites. Major market producers, and their primary country of operation, include the following companies: Marine Harvest (Norway), Leroy Seafood (Norway), Cermaq (Chile), Salmar (Norway), AquaChile (Chile) and Cooke Aquaculture (Canada).

U.S. Atlantic Salmon Market

According to the DOC, in 2013 the United States imported a record 514 million pounds (233,000 metric tons) of Atlantic salmon with an aggregate market value of approximately $2.08 billion, or $4.04 per pound. The DOC also reported that over 75% of the total quantity of Atlantic salmon imports into the United States in 2013 originated from Chile and Canada. The Atlantic salmon farming industry in the United States contracted significantly beginning in the 1990s in the face of environmental concerns and lower costs of production from foreign sources, notably Chile. According to the FAO, a total of only 43 million pounds of farmed Atlantic salmon was produced in the United States in 2012, an increase of just 4% from the previous year.

Despite intensive public consumer education campaigns promoting its health benefits, seafood consumption in the United States still lags other protein sources and trails consumption in overseas markets. According to the DOC, during the period from 2007 to 2011, annual seafood consumption in the United States ranged between 15 and 16 pounds per capita, significantly behind consumption of poultry (80 to 85 pounds), beef (57 to 65 pounds), and pork (46 to 50 pounds). In comparison, according to SeaFood Business, average seafood consumption throughout Europe was 48.5 pounds per capita in 2012.

Our Product

Our product, AquAdvantage® Salmon, is a genetically modified Atlantic salmon that can grow to marketable size in about half the time of traditional farmed Atlantic salmon. By placing the salmon growth hormone under the control of an alternative genetic promoter (gene switch) from the edible marine fish, ocean pout, more consistent levels of growth hormone are released, which accelerates the early stages of the salmon’s development. The AquAdvantage® Salmon do not reach a larger final size than their traditional counterparts, but by accelerating growth in the early stages of rearing, these fish can reach a marketable size sooner. In the case of Atlantic salmon, this can reduce farming time from 28 to 36 months to 18 to 20 months.

This accelerated growth has several advantages, both economic and environmental. The faster life cycle, from birth to harvesting, of AquAdvantage® Salmon as compared to conventional salmon would allow it to be produced more economically in contained inland systems. Although this would require greater capital investment than the sea cage system, we believe that the higher costs would be offset by more efficient growth, better feed conversion and more effective control of disease. In addition, with a facility located nearer to the major food markets, there would be savings on transportation of the harvested stock as well as the ability to get fresh product to market faster.

Plan of Operation

Our core business is to develop and market superior products to improve productivity in aquaculture. Our first product is the AquAdvantage® Salmon egg, which is currently under FDA review. Our business plan contemplates that, once regulatory approval for the human consumption of AquAdvantage® Salmon in the United States is obtained, we will produce and sell AquAdvantage® Salmon eggs for commercial production.

As we scale up our production capabilities, we plan to apply for approval for a second hatchery that will likely be sited in the United States. In addition, we plan to increase our supply of unfertilized Atlantic salmon eggs through either the expansion of our existing Canadian hatchery or through the purchase of an existing egg producer. We may also apply to engage in commercial production of AquAdvantage® Salmon through the construction and operation of land-based Recirculating Aquaculture System facilities located in the United States.

We intend to continue investing in research and development. We anticipate that our research and development expenditures will increase as we continue to develop our other AquAdvantage® fish products and as we initiate new development projects under the Exclusive Channel Collaboration Agreement, or ECC, that we entered into in February 2013 with Intrexon. See “—Research and Development.” The timeline for development projects will depend on many factors, but could extend beyond ten to fifteen years, taking into account the time needed for development, regulatory approval and pre-marketing activities.

Any additions to headcount in our research and production activities will depend in large part on the number of development activities we undertake and the success of our commercialization efforts for AquAdvantage® Salmon. We expect to increase our headcount in administration at our corporate headquarters as we begin to commercialize our product and as a result of being a public reporting company in the United States.

Our Markets

If FDA approval of the NADA is received, we expect to market AquAdvantage® Salmon throughout the United States. In addition, we intend to focus on those significant fish farming markets where we believe we will have success in gaining regulatory approval and consumer acceptance. We currently expect to market AquAdvantage® Salmon in the United States, Canada, Argentina, Chile and China following receipt of required regulatory approvals in the applicable jurisdiction.

Initially, we expect the cost of production for each AquAdvantage® Salmon egg will be higher than the industry norm, but will fall significantly once volume production increases. While no pricing structure has been set, on the basis of the considerable savings available to producers, we expect AquAdvantage® Salmon eggs to sell at a premium to standard Atlantic salmon eggs.

The salmon distribution system in the United States is complex and varied. Participants include fishermen, fish farmers, processors, importers, secondary processors, broadline distributors, specialty seafood distributors, brokers, traders and many different kinds of retail and food service companies. Salmon distribution channels are evolving, with fewer and larger distributors handling an increasing share of total volume, and an increasing share of salmon being sold directly by large fish-farming companies and large wild salmon processors to large retail and food service chains. We expect that harvested AquAdvantage® Salmon will be sold into this distribution network.

Regulatory Environment

FDA Approval

We submitted a NADA for AquAdvantage® Salmon to the FDA in 1995. By 2010, we had completed all of the technical submission requirements for approval. In September 2010, the FDA held a public meeting of its Veterinary Medicine Advisory Committee to review its findings regarding AquAdvantage® Salmon. The FDA’s panel of experts concluded that AquAdvantage® Salmon is indistinguishable from other farmed Atlantic salmon, is safe to eat and does not pose a threat to the environment under the conditions in which it would live and be harvested.

On December 26, 2012, the FDA published its environmental assessment, or EA, for AquAdvantage® Salmon, along with its preliminary Finding of No Significant Impact, or FONSI, confirming that an approval of the pending NADA would not have an adverse effect on the environment. The FDA opened up a 60-day period for public comment on the EA and FONSI. On February 13, 2013, the FDA extended the period for public comment by an additional 60 days and that period expired April 26, 2013.

We are awaiting a final decision from the FDA on the NADA for AquAdvantage® Salmon. While we do not expect the FDA to require us to complete other field trials, or meet any other requirements prior to approval, the FDA has not provided us with an indication of its current or proposed process or the associated timing for approval.

Other Regulatory Approvals

On November 25, 2013, Environment Canada, the department of the Government of Canada with responsibility for regulating environmental policies and issues, concluded that AquAdvantage® Salmon is not harmful to the environment or human health when produced in contained facilities. This ruling, which is currently subject to a judicial review brought about by certain environmental groups on administrative procedural grounds, recognizes that our Canadian hatchery, which produces sterile, all-female eggs, is no longer solely a research facility but can produce eggs on a commercial scale without harm to the environment or human health.

In February 2012, we filed a Novel Foods application for AquAdvantage® Salmon with Health Canada, the department of the Government of Canada with responsibility for regulating products for human consumption. In conjunction with this application, we filed to register AquAdvantage® Salmon as a Novel Feed with the Canadian Food Inspection Agency, a prerequisite for a Novel Food approval. To date, Health Canada and the Canadian Food Inspection Agency have been reviewing our data submission on the safety of AquAdvantage® Salmon as a food and feed, respectively. While we continue to seek Health Canada’s approval for the sale of AquAdvantage® Salmon in Canada for human consumption, there can be no assurance as to when and if this approval will be obtained.

We have not requested approval for the production or sale of AquAdvantage® Salmon in any other market. We intend to initiate additional regulatory filings outside the United States if and when FDA approval of the NADA for AquAdvantage® Salmon is obtained.

Environmental Regulation

Grow-out of AquAdvantage® Salmon in the United States will require compliance with environmental regulations and local site permitting statutes. In addition, every production site for AquAdvantage® Salmon in the United States will require approval by the FDA of both a Supplemental NADA and a site-specific EA. We expect that we will incur costs to comply with these environmental and regulatory requirements, which could take several years to complete for each production site. We are currently unable to estimate these costs but they may be significant.

Raw Materials

We currently source the unfertilized eggs that we use for internal research and trials of our AquAdvantage® Salmon eggs from a Canadian supplier. If that supplier were unwilling or unable to continue to supply our unfertilized egg requirements during the commercialization of AquAdvantage® Salmon, we believe we could find alternative sources of these materials without significant difficulty or material additional expense. In addition, as we move towards the commercialization of AquAdvantage® Salmon, we may acquire an unfertilized egg producer or expand our existing facility to produce unfertilized eggs in-house.

Intellectual Property

The AquAdvantage® fish program is based upon a single, specific molecular modification in fish that results in more rapid growth in early development. This enables shorter production cycles and increased efficiency of production. We hold a global, perpetual, non-exclusive license from the Hospital for Sick Children of Toronto and Memorial University to the technology covering genetically modified salmonid fish that express endogenous growth hormone under the control of an anti-freeze protein gene promoter from an edible fish. The patent for the technology, which had been issued in every major salmon producing country, expired in August 2013; however, we believe that the degree of know-how in the molecular modification process and the regulatory timescales associated with approval of genetically modified fish would present significant barriers to competition.

Seasonality

Atlantic salmon spawn once per year, so there is a natural seasonality of three to five months in the production of Atlantic salmon eggs for commercial use. This natural seasonality can be lengthened through the use of photoperiod techniques to make Atlantic salmon eggs available year round. We are not yet capable of producing AquAdvantage® Salmon eggs on a year-round basis. Currently, we produce AquAdvantage® Salmon eggs during the period of January through April of each year. We expect that once we establish a second egg rearing hatchery and increase our supply of unfertilized eggs, we will be able to produce AquAdvantage® Salmon eggs year-round.

Competition

There are four major commercial salmonid breeding companies that market proprietary lines of Atlantic salmon eggs, as well as many small producers of salmonid eggs. Additionally, many of the largest Atlantic salmon producers maintain their own egg production capabilities. We do not believe, however, that we have a direct competitor for genetically modified, growth-enhanced Atlantic salmon eggs. The industry and market for farmed Atlantic salmon is dominated by a group of large, multinational corporations with entrenched distribution channels, as discussed above under “The Aquaculture Industry—Major Producers.”

Research and Development

As of December 31, 2013, we had eight employees dedicated to research and development. Our primary research and development operations are located in our owned hatchery on Prince Edward Island. In addition, we contract research activities to the Center for Aquaculture Technologies Canada, or CATC, our former research group. We incurred expenses of $1.9 million in 2013, $1.6 million in 2012 and $2.2 million in 2011 on research and development activities.

In February 2013, we entered into the ECC with Intrexon pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale and offer for sale of products involving DNA administered to finfish for human consumption. This license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of developed products, and otherwise is non-exclusive. Under the ECC and subject to certain exceptions, we are responsible for, among other things, the performance of the program, including development, commercialization and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program, certain other aspects of manufacturing, costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents. We agreed to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. Since its execution in February 2013, we and Intrexon have commenced development on two projects under the ECC. Both projects are currently proceeding according to expectations.

In addition to the projects being undertaken under the ECC, we are exploring the potential development of a range of additional products, including a second generation of AquAdvantage® Salmon to ensure 100% sterility, molecular sterility systems to provide an improved means of sterility for farmed fish, infection control in shrimp and improved methods for generating transgenic fish.

Our research and development expenditures are directly tied to the number of projects that we choose to undertake. We expect to increase our development efforts as we commence projects under our ECC with Intrexon. We expect that these projects could result in an increase in our research and development expenditures in the range of 5% to 10% per year.

Employees

As of December 31, 2013, we had 15 employees. None of our employees is represented by a labor union, and we consider our employee relations to be good.

Financial Information About Geographic Areas

While our corporate headquarters are located in Maynard, Massachusetts and we are domiciled in the United States, our primary physical assets are comprised of our hatchery on Prince Edward Island, Canada. We own the building, all improvements and the equipment used in the facility. In addition, we lease a demonstration farm for AquAdvantage® Salmon in Panama.

Recent Events

On March 20, 2014, we completed a private offering of 19,040,366 shares of our common stock to Intrexon, our majority shareholder. The shares were sold pursuant to an exemption from the registration requirements of the Securities Act. The total net proceeds, after giving effect to expenses associated with the offering, was approximately $9.7 million. We believe that the net proceeds raised in the offering will permit us to fund our working capital needs for at least the next 12 months. We also believe that such proceeds will allow us to begin accelerated commercialization of AquAdvantage® Salmon following receipt of FDA approval of the NADA for AquAdvantage® Salmon. We believe it will take two years following receipt of FDA approval of the NADA for AquAdvantage® Salmon to establish commercial operations and an additional two years before we can generate significant revenues and, accordingly, we anticipate that we will need to raise further funds prior to that time. We also intend to apply a portion of the net proceeds of the offering towards the development of new products through the ECC with Intrexon.

In connection with the private offering, we sought and obtained the approval of our shareholders of (1) the offering and waiver of certain pre-emptive rights under the existing Amended and Restated Certificate of Incorporation of AquaBounty Technologies, Inc., or the Existing Certificate of Incorporation, and (2) the amendment and restatement of the Existing Certificate of Incorporation as contemplated by the Second Amended and Restated Certificate of Incorporation of AquaBounty Technologies, Inc., or the Restated Certificate of Incorporation, to effect a 1-for-10 reverse stock split and certain changes to the corporate governance procedures and voting thresholds set forth therein. The Restated Certificate of Incorporation, including the reverse stock split contemplated thereby, would become effective immediately following the effective time of this Registration Statement on Form 10.

We believe that the net proceeds of the offering together with the reverse stock split will allow us to satisfy certain balance sheet tests and bid price requirements under the NASDAQ initial listing standards.

ITEM 1A.	RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this Registration Statement on Form 10, including our consolidated financial statements and the related notes appearing at the end of this Registration Statement on Form 10, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition or prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

This Registration Statement on Form 10 also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Registration Statement on Form 10. See “Cautionary Note Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to our Business

We have a history of net losses and will likely incur future losses, at least during the next four years, and we may not achieve or maintain profitability.

Although we were established in 1991, we did not start to develop our current product portfolio until 1996. In the period since incorporation to December 31, 2013, we have incurred net losses of approximately $77 million. These losses reflect our personnel, research and development and marketing costs. We believe it will take two years following receipt of FDA approval of the NADA for AquAdvantage® Salmon to establish commercial operations and an additional two years before we can generate significant revenues. Ultimately, our prospects depend on receipt of that approval as well as consumer acceptance of genetically modified fish. There can be no guarantee that we will achieve profitability in the future.

We may need substantial additional capital in the future in order to fund our business.

We do not expect significant sales until 2018, at the earliest. Therefore, based on our current business plan, we anticipate a need to raise further funds prior to that time. Any issuance of shares of our capital stock could have an effect on the potential realizable value of an investment in our common stock. In the absence of a proportionate increase in our earnings and book value, an increase in the aggregate number of outstanding shares of our capital stock caused by the issuance of any additional shares of our capital stock could dilute the earnings per share and book value per share of outstanding shares of our common stock. If such factors were reflected in the price per share of our common stock, the potential realizable value of our shareholders’ investments could be adversely affected.

The amount and timing of the expenditures needed to achieve our development and commercialization programs will depend on numerous factors, some of which are outside our control. Changes could result in the need for additional funds. There can be no assurance that additional funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient to enable us to continue to implement our business strategy.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of holders of our common stock will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Our ability to generate revenue to support our operations depends on obtaining regulatory approvals for AquAdvantage® Salmon, and receipt of those approvals is uncertain.

As a genetically modified animal for human consumption, AquAdvantage® Salmon will require approval from the FDA in the United States and regulatory bodies in other countries before it can be sold and/or produced. There is no guarantee that we will receive or be able to maintain regulatory approvals from the FDA or other regulatory bodies or that there will not be a significant delay before approval. There is also no guarantee that any approvals granted will not be subject to unduly onerous obligations in relation to matters such as production or labeling, or that any regulator will not require additional data prior to approval, which may be costly and time consuming to acquire. In particular, the FDA has not provided us with an indication of the process or associated timing for approval of the NADA for AquAdvantage® Salmon. We do not expect to engage in commercial development of AquAdvantage® Salmon, or to generate revenue, unless and until FDA approval of the NADA for AquAdvantage® Salmon is received.

The FDA has not yet approved any genetically modified animal for sale as a food item.

The FDA has not yet approved any genetically modified animal for sale as a food item in the United States. If AquAdvantage® Salmon is approved, it will be the first approval of a NADA for the sale of a genetically modified animal as food anywhere in the world. There can be no assurance that our product will receive FDA approval.

Ethical, legal and social concerns about genetically modified organisms could limit or prevent the use of our products and limit our revenues.

Our technologies involve the use of genetically modified organisms. Public perception about the safety and environmental hazards of, and ethical concerns over, genetically engineered products could influence public acceptance of our technologies and products. If we are not able to overcome the ethical, legal and social concerns relating to genetic engineering, products using our technologies may not be accepted in the marketplace and demand for our products could fall short of what we expect. These concerns could also result in increased expenses, regulatory scrutiny, delays or other impediments to implementation of our business plan.

The subject of genetically modified organisms has received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically altered products. Further, there is a concern that products produced using our technologies could be perceived to cause adverse events, which could also lead to negative publicity.

We may have limited success in gaining consumer acceptance of our products.

There is an active and vocal group of opponents to genetically modified organisms who wish to ban or restrict the technology and who, at a minimum, hope to sway consumer perceptions and acceptance of this technology. Their efforts include regulatory legal challenges, consumer retail pressure and labeling campaigns for genetically modified products. We may not be able to overcome the negative consumer perceptions that these organizations have instilled against our products.

The markets in which we intend to sell our products are subject to significant regulations.

In addition to the requirement for FDA approval of the NADA for AquAdvantage® Salmon to sell in the United States, we will also be subject to state and local regulations and permitting requirements, which could impact or delay the commercialization and commencement of revenue generation from the sale of AquAdvantage® Salmon. International sales are also subject to rules and regulations promulgated by regulatory bodies within foreign jurisdictions. There can be no assurance that foreign, state or local regulatory bodies will approve the sale of our product in their jurisdiction.

We may incur significant costs complying with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

Our operations are subject to a variety of federal, state, local and international laws and regulations governing, among other matters, the use, generation, manufacture, transportation, storage, handling, disposal of and human exposure to our products in both the United States and overseas, including regulation by governmental regulatory agencies, such as the FDA and the U.S. Environmental Protection Agency. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

We may become subject to increasing regulation in the future.

Regulations pertaining to genetically modified animals are still developing and could change from their present state. We could be subject to increasing or more onerous regulatory hurdles as we attempt to commercialize our product, which could require us to incur significant additional capital and operating expenditures and other costs in complying with these laws and regulations.

The loss of AquAdvantage® Salmon broodstock could result in the loss of our commercial technology.

Our intellectual property for AquAdvantage® Salmon resides in the breeding population of live fish, or broodstock, themselves. Destruction of AquAdvantage® Salmon broodstocks by whatever means would result in the loss of the commercial technology. Live animals are subject to disease that may, in some cases, prevent or cause delay in the export of fish or eggs to customers. Disease organisms may be present undetected and transferred inadvertently. Such events may cause loss of revenue, increased costs, or both.

We may be sued by non-governmental organizations and others who are opposed to the development or commercialization of genetically modified organisms.

There are many organizations in the United States and elsewhere that are fundamentally opposed to the development of genetically modified organisms. These groups have a history of bringing legal action against companies attempting to bring new biotechnology products to market. We may be subject to litigation brought by one or more of these organizations in their attempt to block the development or sale of our product. In addition, animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities by pressing for legislation and additional regulation in these areas. To the extent the actions of such groups are successful, our business may be adversely affected. These actions, even if unsuccessful, may distract management from its operations priorities and may cause us to incur significant costs.

Our ability to compete may be negatively impacted if we do not adequately protect our proprietary technologies or if we lose some of our intellectual property rights.

Our success depends in part on our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and abroad for our technologies and resultant products and potential products. We have adopted a strategy of seeking patent protection in the United States and abroad with respect to certain of the technologies used in or relating to our products. However, the patent for AquAdvantage® Salmon expired in August 2013. We expect to protect our proprietary technology in regards to AquAdvantage® Salmon through a combination of in-house know-how and the regulatory process that would need to be completed for a competing product to be commercialized, which we believe would be cost-prohibitive to our competitors. There can be no guaranty that this strategy will be successful.

We also rely on trade secrets to protect our technologies, particularly in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect, and we may not be able to adequately protect our trade secrets or other proprietary or licensed information. While we require our employees, academic collaborators, consultants and other contractors to enter into confidentiality agreements with us, if we cannot maintain the confidentiality of our proprietary and licensed technologies and other confidential information, our ability and that of our licensor to receive patent protection and our ability to protect valuable information owned or licensed by us may be imperiled.

Enforcing our intellectual property rights may be difficult and unpredictable.

Enforcing our intellectual property rights can be expensive and time consuming, and the outcome of such efforts can be unpredictable. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our technologies, the defendant could counterclaim that our patent is invalid and/or unenforceable or assert that the patent does not cover its manufacturing processes, manufacturing components or products. Furthermore, in patent litigation in the United States, defendant counterclaims alleging both invalidity and unenforceability are commonplace. Although we may believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of our patent rights, we cannot be certain, for example, that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would not be able to exclude others from practicing the inventions claimed therein. Such a loss of patent protection could have a material adverse impact on our business. Even if our patent rights are found to be valid and enforceable, patent claims that survive litigation may not cover commercially valuable products or prevent competitors from importing or marketing products similar to our own, or using manufacturing processes or manufacturing components similar to those used to produce the products using our technologies.

Although we believe we have obtained assignments of patent rights from all inventors, if an inventor did not adequately assign their patent rights to us, a third party could obtain a license to the patent from such inventor. This could preclude us from enforcing the patent against such third party.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, often do not favor the enforcement of patents and other intellectual property protection, particularly those relating to genetic engineering. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Competitors and potential competitors may develop products and technologies that make ours obsolete or garner greater market share than ours.

We do not believe that we have a direct competitor for genetically modified, growth-enhanced Atlantic salmon eggs. However, the market for Atlantic salmon is dominated by a group of large, multinational corporations with entrenched distribution channels. Our ability to compete successfully will depend on our ability to demonstrate that AquAdvantage® Salmon is superior to and/or less expensive than other products available in the market. Certain of our competitors may benefit from government support and other incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior products and compete more aggressively and sustain that competition over a longer period of time than we can. As more companies develop new intellectual property in our markets, a competitor could acquire patent or other rights that may limit our ability to successfully market our product.

If our technologies or products are stolen, misappropriated or reverse engineered, others could use the technologies to produce competing technologies or products.

Third parties, including our collaborators, contractors and others involved in our business often have access to our technologies. If our technologies or products were stolen, misappropriated or reverse engineered, they could be used by other parties that may be able to reproduce our technologies or products using our technologies for their own commercial gain. If this were to occur, it would be difficult for us to challenge this type of use, especially in countries with limited intellectual property protection.

If we lose key personnel, including key management personnel, or are unable to attract and retain additional personnel, it could delay our commercialization plans or harm our research and development efforts, and we may be unable to sell or develop our own products.

Our success depends substantially on the efforts and abilities or our officers and other key employees. The loss of any key members of our management, or the failure to attract or retain other key employees who possess the requisite expertise for the conduct of our business, could prevent us from developing and commercializing our products and executing on our business strategy. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, or due to the unavailability of personnel with the particular qualifications or experience necessary for our business. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that could adversely affect our ability to meet the demands of our customers in a timely fashion or to support our internal research and development programs. In particular, our product development programs are dependent on our ability to attract and retain highly skilled scientists. Competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit our ability to attract and retain such personnel on acceptable terms.

We may encounter difficulties managing our growth, which could adversely affect our business.

We could face a period of rapid growth following regulatory approval of AquAdvantage® Salmon, which may place significant pressure on our management, sales, operational and financial resources. The execution of our business plan and our future success will depend, in part, on our ability to manage current and planned expansion and on our ability to continue to implement and improve our operational management. Any failure to manage the planned growth may have a substantial adverse effect on our business, financial condition, trading performance and prospects.

We may pursue strategic acquisitions and investments that could have an adverse impact on our business if they are unsuccessful.

If appropriate opportunities become available, we may acquire businesses, assets, technologies or products to enhance our business in the future. In connection with any future acquisitions, we could:

•	issue additional equity securities, which would dilute our current shareholders;

•	incur substantial debt to fund the acquisitions; or

•	assume significant liabilities.

Acquisitions involve numerous risks, including:

•	difficulties integrating the purchased operations, technologies or products;

•	unanticipated costs and other liabilities;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with current and/or prospective customers and/or suppliers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees.

We do not have extensive experience in managing the integration process, and we may not be able to successfully integrate any businesses, assets, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources. The integration process could divert management time from focusing on operating our business, result in a decline in employee morale or cause retention issues to arise from changes in compensation, reporting relationships, future prospects or the direction of the business. Acquisitions also may require us to record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets and incur large and immediate write-offs and restructuring and other related expenses, all of which could harm our operating results and financial condition. In addition, we may acquire companies that have insufficient internal financial controls, which could impair our ability to integrate the acquired company and adversely impact our financial reporting. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business and financial condition may be adversely affected.

We have entered into agreements that require us to pay a significant portion of our future revenue to third parties.

In 2009, we received a grant from the Atlantic Canada Opportunities Agency to fund a research program. A total of C$2.9 million was made available under the grant, and we had received C$2.5 million of this amount through December 31, 2013. Once we begin to generate revenue, we must commence repayment of the outstanding loan in the form of a 10% royalty. These loan payments could negatively impact our ability to support our operations.

In addition, in February 2013, we entered into the ECC with Intrexon pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale and offer for sale of products involving DNA administered to finfish for human consumption. We agreed under the ECC to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. These payments could negatively impact our ability to support our operations.

Our financial condition or results of operations may be adversely affected by international business risks, including exchange rate fluctuation.

The majority of our employees, including our research personnel, are located outside the United States. As a consequence of the international nature of our business, we are exposed to risks associated with changes in foreign currency exchange rates. We are based in the United States and present our financial statements in U.S. dollars and the majority of our cash resources are held in U.S. dollars or in Canadian dollars. Some of our future expenses and revenues are expected to be denominated in currencies other than in U.S. dollars. Therefore, movements in exchange rates to translate to foreign currencies may have a negative impact on our reported results of operations, financial position and cash flows.

Risks Related to our Common Stock

Intrexon’s significant share ownership position allows it to influence corporate matters.

Intrexon currently owns 59.82% of our outstanding shares of common stock. In addition, we have granted to Intrexon certain rights to nominate members of our Board of Directors that are intended to ensure that Intrexon-nominated Board members represent a percentage of our Board that is proportionate to Intrexon’s percentage ownership of our common stock. Accordingly, Intrexon will be able to significantly influence who serves on our Board of Directors and the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the outcome of any proposed merger or consolidation of our company. Intrexon’s interests may not be consistent with those of our other shareholders. In addition, Intrexon’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our common stock.

An active trading market for our common stock may not develop or be sustained.

Although our common stock is currently traded on AIM and we intend to apply to list our common stock on the NASDAQ Capital Market, an active trading market for our common stock may never develop or, if developed, be maintained. If an active market for our common stock does not develop or is not maintained, it may be difficult for shareholders to sell shares of our common stock.

As a result of Intrexon’s significant ownership percentage, the market in our common stock is expected to provide relatively low levels of liquidity in the foreseeable future. An inactive trading market may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our shares of common stock is likely to be volatile.

The share price of publicly traded emerging companies can be highly volatile and subject to wide fluctuations. The prices at which our common stock are quoted and the prices which investors may realize will be influenced by a large number of factors, some specific to our company and operations and some which may affect the quoted biotechnology sector, or quoted companies generally. These factors could include variations in our operating results, publicity regarding the process of obtaining regulatory approval to commercialize our products, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, overall market or sector sentiment, legislative changes in our sector, the performance of our research and development programs, large purchases or sales of our common stock, currency fluctuations, legislative changes in the genetic engineering environment and general economic conditions. Certain of these events and factors are outside of our control. Stock markets have from time to time experienced severe price and volume fluctuations, which, if recurring, could adversely affect the market prices for our commons stock.

We do not anticipate paying cash dividends, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying cash dividends in the future and intend to retain all of our future earnings, if any, to finance the operations, development and growth of our business. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to shareholders.

If securities or industry analysts do not publish research or reports, or publish inaccurate or unfavorable research or reports about our business, our share price and trading volume could decline.

The trading market for our shares of common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If no securities or industry analysts commence coverage of us, the trading price for our shares of common stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our shares of common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares of common stock could decrease and we could lose visibility in the financial markets, which could cause our share price and trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended by the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies, an exemption from compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation not previously approved. Under the JOBS Act, we will remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act, (2) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt and (4) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act. We cannot predict if investors will find our shares of common stock to be less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our shareholders will not have the same protections generally available to shareholders of other NASDAQ-listed companies because we are currently a “controlled company” within the meaning of the NASDAQ listing rules.

Because Intrexon holds a majority of the voting power for the election of our Board of Directors, we are a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c). As a controlled company, we qualify for exemptions from several of NASDAQ’s corporate governance requirements, including requirements that:

•	a majority of our Board of Directors consist of independent directors;

•	compensation of officers be determined or recommended to our Board of Directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•	director nominees be selected or recommended to our Board of Directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

While our Board of Directors has determined that a majority of its members are independent, we may not have a compensation committee or a nominating committee composed entirely of independent directors. Accordingly, our shareholders will not be afforded the same protections generally as shareholders of other NASDAQ-listed companies for so long as Intrexon controls the composition of our Board of Directors and our Board of Directors determines to rely upon exemptions available to controlled companies.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

The financial reporting obligations of being a public company in the United States are expensive and time consuming, and may place significant additional demands on our management.

Prior to the effectiveness of this Registration Statement on Form 10, we have not been subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management, including costs resulting from public company reporting obligations under the Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the listing requirements of NASDAQ, the exchange on which we intend to apply to list our common stock. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly, particularly if we were no longer to qualify as an “emerging growth company.” Any changes that we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors also could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, particularly to serve on our Audit Committee and Compensation Committee, or as executive officers.

The reverse stock split may not increase the price of shares of our common stock sufficiently and we may not be able to list our common stock on NASDAQ.

We expect that the 1-for-10 reverse stock split of our outstanding common stock will increase the market price of our common stock so that we will be able to meet the minimum bid price requirement of the NASDAQ listing rules. However, the effect of a reverse stock split upon the market price of our common stock cannot be predicted with certainty, and it is possible that the market price of our common stock following the reverse stock split will not permit us to be in compliance with the applicable minimum bid or price requirements. If we are unable meet the minimum bid or price requirements, we may be unable to list our shares on NASDAQ.

The reverse stock split may result in shareholders owning “odd lots” of shares of our common stock.

The reverse stock split may result in some shareholders owning “odd lots” of less than 100 shares of common stock on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

There can be no assurance that we will be able to comply with other continued listing standards of NASDAQ.

Even if we are able to meet the initial requirements for the listing of our common stock on NASDAQ, we cannot assure you that we will be able to comply with standards necessary to maintain a listing of our common stock on NASDAQ. Our failure to meet the NASDAQ continuing listing requirements may result in our common stock being delisted from NASDAQ.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data for the periods and as of the dates indicated. You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Registration Statement on Form 10 and “—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011, and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011, are derived from our audited consolidated financial statements. Our audited and unaudited consolidated financial statements have been prepared in U.S. dollars in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

	Fiscal Years Ended December 31,
	2013	2012	2011
	in thousands, except share data
Statement of Operations Data:

Costs and expenses:
Sales and marketing	$678	$582	$673
Research and development	1,895	1,629	2,165
General and administrative	2,302	2,101	2,578
Restructuring charge	—	94	—

Total costs and expenses	4,875	4,406	5,416

Operating loss	(4,875)	(4,406)	(5,416)

Other income (expense):
Gain on royalty based financing instrument	187	—	2,709
Interest and other expense, net	(1)	(9)	(3)

Total other income (expense)	186	(9)	2,706

Net loss	$(4,689)	$(4,415)	$(2,710)

Other comprehensive income:
Foreign currency translation gain (loss)	94	(9)	73
Unrealized losses on marketable securities	—	—	—

Total other comprehensive income (loss)	94	(9)	73

Comprehensive loss	$(4,595)	$(4,424)	$(2,637)

Basic and diluted net loss per share(1)	$(0.04)	$(0.05)	$(0.04)
Weighted average number of common shares—basic and diluted(1)	120,613,246	94,701,028	68,570,857

(1)	The basic and diluted net loss per share and weighted average number of common shares used in the net loss per share calculation have not been adjusted to reflect the 1-for-10 reverse stock split to be effected immediately following the effective time of this Registration Statement on Form 10.

	As of December 31,
	2013	2012	2011
	in thousands
Balance Sheet Data:
Cash, cash equivalents and certificate of deposit	$1,889	$363	$1,645
Total assets	$3,561	$1,962	$3,537
Long term debt	$2,360	$2,035	$1,393
Stockholders’ equity (deficit)	$497	$(780)	$1,578

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the other sections of this Registration Statement on Form 10, including our consolidated financial statements and notes thereto included in Item 13. “Financial Statements and Supplementary Data.” This discussion and analysis also contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in “Cautionary Note Regarding Forward-Looking Statements” and Item 1A. “Risk Factors.” Our actual results may differ materially from those discussed below. The following discussion and analysis is intended to enhance the reader’s understanding of our business environment.

Overview

We believe we are a leader in the field of biotechnology tools for improving the productivity of aquaculture. Our lead product is the AquAdvantage® Salmon, which is currently under FDA regulatory review. If approved, it will be the first genetically modified animal available for sale for human consumption. In the event we receive FDA approval of the NADA for AquAdvantage® Salmon, we intend to commence commercial activities thereafter, including the sale of AquAdvantage® Salmon eggs to aquaculture farmers around the world and the farming of AquAdvantage® Salmon eggs in contained, land-based Recirculating Aquaculture System facilities in the United States. We believe it will take two years following receipt of FDA approval of the NADA to establish commercial operations and an additional two years before we can generate significant revenues.

Financial Overview

We have incurred significant losses since our inception. We anticipate that we may continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability. We have never generated revenues from the sale of AquAdvantage® Salmon, and we have had no revenues from any other product since 2008.

We expect our future capital requirements will be substantial, particularly as we continue to develop our business and expand our commercial activities. As discussed in Item 1. “Business—Recent Events,” in March 2014, we raised approximately $9.7 million of new equity capital through a private offering of shares of our common stock to Intrexon, our majority shareholder. After giving effect to this offering, and based on our current level of operations and anticipated growth, we believe our existing cash will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements through at least the next 12 months. We also believe that such proceeds will allow us to begin accelerated commercialization of AquAdvantage® Salmon following receipt of FDA approval of the NADA for AquAdvantage® Salmon. We believe it will take two years following receipt of FDA approval of the NADA for AquAdvantage® Salmon to establish commercial operations and an additional two years before we can generate significant revenues and, accordingly, we anticipate that we will need to raise further funds prior to that time. We also intend to apply a portion of the net proceeds of the offering towards the development of new products through the ECC with Intrexon. In addition, we may need to raise additional capital if our current plans and assumptions change.

During the next several years, we expect that our annual spending on operations will increase. We expect that our research and development costs will increase as we expand the scope of our current projects and add new development projects under the ECC with Intrexon. We expect that our general and administrative expenses will increase due to the added reporting requirements of being a reporting company in the United States, as well as due to the anticipated growth of our company. We expect that our sales and marketing expenses will increase following commencement of commercial activities for our AquAdvantage® Salmon.

Sales and Marketing Expenses

Until we receive FDA approval of the NADA for AquAdvantage® Salmon, our sales and marketing expenses will consist primarily of personnel costs, travel and consulting fees for premarket commercial activities. As of December 31, 2013, we had one employee dedicated to sales and marketing. In addition, we operate a demonstration farm for AquAdvantage® Salmon in Panama, and we incur both lease and local management costs to run the facility.

Research and Development Expenses

We employ eight technicians at our hatchery on Prince Edward Island to oversee our broodstock of AquAdvantage® Salmon, as well as the lines of fish we maintain for research and development purposes. Since 2012, we have outsourced our research activities at the hatchery to CATC, our former research group. Under the ECC, we also have an agreement with Intrexon to conduct research and develop new finfish products using their technology platform. We recognize research and development expenses as they are incurred. Our research and development expenses consist primarily of:

•	salaries and related overhead expenses for personnel in research and development functions;

•	fees paid to CATC, consultants and contract research organizations who perform research on our behalf and under our direction; and

•	costs related to laboratory supplies used in our research and development efforts.

From time to time we receive government funding or assistance in support of certain research projects. Any funds received are credited against costs incurred for the specific program.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for employees in executive, operational and finance functions. Other significant general and administrative expenses include corporate governance and public market maintenance, regulatory, rent and utilities, insurance and legal services.

Restructuring Charge

In conjunction with a fundraising in 2012, we implemented a reorganization intended to reduce operating costs by 30 percent, including the spin-off and sale of CATC to Tethys Ocean, B.V., our largest individual shareholder at that time. The restructuring charge during the year ended December 31, 2012 relates to the costs of implementing the reorganization.

Other Income (Expense), Net

Interest income consists of interest earned on our cash and short-term investments. Interest expense pertains to a term loan and a bridge loan from Intrexon. All of our interest bearing loans were fully repaid during 2013. Other expense also includes bank charges and fees. Gain on royalty based financing instruments relates to the adjustments made to the balance of royalty based financing instruments with expiration dates. Adjustments are based on the likelihood of future repayment, taking into consideration the terms of the individual arrangements.

Significant Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this Registration Statement on Form 10, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations:

Government Assistance

From time to time we receive government assistance in the form of research grants, which are recorded as a reduction of the related expenditures. All government assistance is subject to periodic audit by the agency involved in the grant.

Valuation Allowance for Net Deferred Tax Assets

We record a valuation allowance to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that we will not recognize some or all of the deferred tax assets. We have had a history of net losses since inception, and as a result, we have established a 100% valuation allowance for our net deferred tax assets. If circumstances change and we determine that we will able to realize some or all of these net deferred tax assets in the future, we will record an adjustment to the valuation allowance.

Valuation of Long-Lived Assets

Definite lived intangible assets include patents and licenses. Patent costs consist primarily of legal and filing fees incurred to file patents on proprietary technology that we have developed. Patent costs are amortized on a straight line basis over 20 years beginning with the issue date of the applicable patent. Licensing fees are capitalized and expensed over the term of the licensing agreement. Indefinite lived intangible assets include trademark costs, which are capitalized with no amortization as they have an indefinite life.

We review the carrying value of its long-lived tangible assets and definite lived intangible assets on an annual basis or more frequently if facts and circumstances suggest that they may be impaired. The carrying values of such assets are considered impaired when the anticipated identifiable undiscounted cash flows from such assets are less than their carrying values. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value. Indefinite lived intangible assets are subject to impairment testing annually or more frequently if impairment indicators arise. Our impairment testing utilizes a discounted cash flow analysis that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of the appropriate discount rate. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value.

Royalty-Based Financing Instruments

From time to time we will enter into financing arrangements whereby the funds received will be repaid through future royalties from revenues at agreed upon royalty rates. Amounts to be paid may be in excess of amounts borrowed. Additionally, in certain instances the repayment terms have expiration dates. We record outstanding borrowings under these arrangements as long-term debt liabilities and adjust the balance based on the likelihood of future repayment, taking into consideration the terms of the individual arrangement.

Share-Based Compensation

We measure and recognize all share-based payment awards, including stock options made to employees and directors, based on estimated fair values. The fair value of share-based payment awards are estimated on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in our consolidated statement of operations. We use the Black-Scholes option pricing model, or Black-Scholes, as our method of valuation.

Results of Operations

Comparison of the year ended December 31, 2013 and the year ended December 31, 2012.

The following table summarizes our results of operations for the years ended December 31, 2013 and 2012, together with the changes in those items in dollars and as a percentage:

	Years ended December 31		Dollar Change	% Change
	2013	2012
	(in thousands)
Operating expenses:
Sales and marketing	$678	$582	$96	16%
Research and development	1,895	1,629	266	16%
General and administrative	2,302	2,101	201	10%
Restructuring charge	—	94	(94)	(100)%
Operating loss	4,875	4,406	469	11%
Total other income (expense), net	186	(9)	195	(2167)%
Net loss	$4,689	$4,415	$274	6%

Sales and Marketing Expenses

Sales and marketing expenses were $678 thousand for the year ended December 31, 2013 compared to $582 thousand for the year ended December 31, 2012, resulting in an increase of $96 thousand, or 16%. The increase was the result of premarket commercial activities for AquAdvantage® Salmon and increased costs for our demonstration farm in Panama incurred in conjunction with the transfer of the management of the site. We expect that our sales and marketing expenses will increase in the event we receive FDA approval for AquAdvantage® Salmon and commence full commercial activities.

Research and Development Expenses

Research and development expenses were $1.9 million for the year ended December 31, 2013 compared to $1.6 million for the year ended December 31, 2012, resulting in an increase of $266 thousand, or 16%. The increase was the result of the initiation of two new research projects under the ECC with Intrexon. We expect that our research and development expenses will increase as we continue to enter into new ECC projects and as we scale-up our commercial operations.

General and Administrative Expenses

General and administrative expenses were $2.3 million for the year ended December 31, 2013 compared to $2.1 million for the year ended December 31, 2012, resulting in an increase of $201 thousand, or 10%. The increase in 2013 was the result of an employee hire mid-way through the year and a year-end bonus accrual. We expect that our general and administrative expenses will increase as we operate as a public company in the United States. We believe that increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for outside consultants, lawyers and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls and similar requirements applicable to U.S. public companies.

Restructuring Charge

A restructuring charge of $94 thousand was incurred during the year ended December 31, 2012 in conjunction with our reorganization and the spin-out of our research group.

Total Other Income (Expense), Net

Total other income (expense), net is primarily comprised of $8 thousand of interest income and $9 thousand of interest expenses and bank charges for the year ended December 31, 2013, along with a gain on royalty based financing instrument of $187 thousand, compared to $9 thousand of interest expenses and bank charges for the year ended December 31, 2012.

Comparison of the year ended December 31, 2012 and the year ended December 31, 2011.

The following table summarizes our results of operations for the years ended December 31, 2013 and 2012, together with the changes in those items in dollars and as a percentage:

	Years ended December 31		Dollar Change	% Change
	2012	2011
	(in thousands)
Operating expenses:
Sales and marketing	$582	$673	$(91)	(14%)
Research and development	1,629	2,165	(536)	(25%)
General and administrative	2,101	2,578	(477)	(19%)
Restructuring charge	94	—	94	—
Operating loss	4,406	5,416	(1,010)	(19%)
Total other income (expense), net	(9)	2,706	(2,715)	(100%)
Net loss	$4,415	$2,710	$1,705	63%

Sales and Marketing Expenses

Sales and marketing expenses were $582 thousand for the year ended December 31, 2012 compared to $673 thousand for the year ended December 31, 2011, resulting in a decrease of $91 thousand, or 14%. The decrease was the result of a scale-back in spending on international marketing efforts and field trial preparations.

Research and Development Expenses

Research and development expenses were $1.6 million for the year ended December 31, 2012 compared to $2.2 million for the year ended December 31, 2011, resulting in a decrease of $536 thousand, or 25%. The decrease in 2012 was the result of the reorganization, which included the spin-out of our research group.

General and Administrative Expenses

General and administrative expenses were $2.1 million for the year ended December 31, 2012 compared to $2.6 million for the year ended December 31, 2011, resulting in a decrease of $477 thousand, or 19%. The decrease in 2012 was the result of the reorganization, including a reduction in force and the closure of two offices.

Restructuring Charge

A restructuring charge of $94 thousand was incurred during the year ended December 31, 2012 in conjunction with the reorganization and spin-out of our research group.

Total Other Income (Expense), Net

Total other income (expense), net is primarily comprised of $9 thousand of interest expenses and bank charges for the year ended December 31, 2012 compared to $10 thousand of interest income and $13 thousand of interest expenses and bank charges for the year ended December 31, 2011, along with a gain on royalty based financing instrument of $2.7 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under Securities and Exchange Commission, or SEC, rules.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses from operations since our inception in 1991 and as of December 31, 2013, we had an accumulated deficit of $77 million. From our inception through 2005, we funded our operations principally with the proceeds received from the sale of $34 million of our preferred stock and common stock and convertible debt to private investors. On March 20, 2006 we completed a public offering of common stock in the United Kingdom, raising net proceeds of $28 million. In 2010, 2012 and 2013, we raised additional funds totaling $13 million in three private placements of shares to existing investors. As of December 31, 2013, we had cash and cash equivalents of $1.9 million.

On March 20, 2014, we completed a private placement of 19,040,366 shares of our common stock, all of which was purchased by Intrexon, our majority shareholder. The net proceeds from this offering were approximately $9.7 million. For a discussion of the impact of this offering on our capitalization and balance sheet, see Item 10. “Recent Sales of Unregistered Securities.”

Cash Flows

The following table sets forth the significant sources and uses of cash for the periods set forth below:

	Years ended, December 31
	2013	2012	2011
	(in thousands)
Net cash provided by (used in):
Operating activities	$(4,458)	$(3,715)	$(4,951)
Investing activities	(142)	(122)	3,450
Financing activities	6,127	2,553	551
Effect of exchange rate changes on cash	—	2	4
Net increase (decrease) in cash	$1,527	$(1,282)	$(946)

Cash Flows from Operating Activities

Net cash used in operating activities was $4.5 million for the year ended December 31, 2013 compared to $3.7 million for the year ended December 31, 2012 and $5.0 million for the year ended December 31, 2011. Net cash used in operating activities during the year ended December 31, 2013 was primarily comprised of our $4.7 million net loss, offset by depreciation and stock compensation charges of $289 thousand, a gain of $187 thousand on a royalty-based financing instrument, and working capital increases of $129 thousand. Net cash used in operating activities during the year ended December 31, 2012 was primarily comprised of our $4.4 million net loss offset by depreciation and stock compensation charges of $550 thousand and working capital increases of $144 thousand. Net cash used in operating activities during the year ended December 31, 2011 was primarily comprised of our $2.7 million net loss, offset by depreciation and stock compensation charges of $531 thousand, a gain of $2.7 million on a royalty-based financing instrument, and working capital decreases of $63 thousand.

Cash Flows from Investing Activities

Net cash used in investing activities was $142 thousand for the year ended December 31, 2013 compared to $122 thousand for the year ended December 31, 2012 and net cash provided $3.4 million for the year ended December 31, 2011. In 2013, we used $100 thousand for equipment purchases and incurred $42 thousand for patent charges. In 2012, we used $53 thousand for equipment purchases and incurred $69 thousand for patent charges. In 2011, we received $3.5 million from the maturity of marketable securities, net of purchases, and we used $69 thousand for equipment purchases and incurred $14 thousand for patent charges.

Cash Flows from Financing Activities

Net cash provided by financing activities was $6.1 million for the year ended December 31, 2013 compared to $2.6 million for the year ended December 31, 2012 and $551 thousand for the year ended December 31, 2011. In 2013, we received $5.7 million of net proceeds from the issuance of our common stock in a private placement of shares, we received $4 thousand in proceeds from the exercise of stock options and we received $397 thousand in proceeds from the issuance of term debt, net of current payments. In 2012, we received $1.7 million of net proceeds from the issuance of our common stock in a private placement of shares and we received $810 thousand in proceeds from the issuance of term debt, net of current payments. In 2011, we received $4 thousand in proceeds from the exercise of stock options and we received $547 thousand in proceeds from the issuance of term debt, net of current payments.

Future Capital Requirements

On March 20, 2014, we completed a private offering of 19,040,366 shares of our common stock to Intrexon, our majority shareholder. The net proceeds from this offering were approximately $9.7 million. For a discussion of the impact of this offering on our capitalization and balance sheet, see Item 10. “Recent Sales of Unregistered Securities.” After giving effect to the offering, we had $10.1 million of available cash at March 31, 2014.

We believe our existing cash will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements through at least the next 12 months. We anticipate a need to raise further funds in order to complete the commercialization of AquAdvantage® Salmon once FDA approval is received. We intend to devote a significant portion of our existing cash to the commercial roll-out of our AquAdvantage® Salmon product and the continued investment in our research and development projects. We have not determined the amounts we may spend on the commercial roll-out of AquAdvantage® Salmon and research and development projects. We may also use existing cash for acquisitions of companies that we believe may be complementary to our current business plan.

We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the timing of an FDA approval for AquAdvantage® Salmon, if ever;

•	the timing of regulatory approvals for AquAdvantage® Salmon in other countries, if any;

•	the successful roll-out of our AquAdvantage® Salmon commercial plan;

•	the acceptance of AquAdvantage® Salmon by consumers;

•	the resources, time and cost required to develop new and complimentary products; and

•	the costs associated with legal activities and regulatory filings.

Until such time, if ever, as we can generate positive operating cash flows, we may finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of holders of our common stock will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2013 and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Office lease	$46	$20	$26	$0	$0
Panama site lease	277	158	119	0	0
Panama site management	353	202	151	0	0
Total	$676	$380	$296	$0	$0

In addition to the obligations in the table above, as of December 31, 2013, we also have the following significant contractual obligations described below:

•	In January 2009, we were awarded a grant to provide funding of a research and development project from the Atlantic Canada Opportunities Agency, a Canadian government agency. The total amount available under the award is C$2.9 million, which we can claim over a five year period. All amounts claimed must be repaid in the form of a 10% royalty on any products commercialized out of this research and development project until fully paid. As of December 31, 2013, the total amount claimed under the award was C$2.5 million ($2.4 million) and is included in long-term debt in the consolidated balance sheet. This amount is not included in the table above due to the uncertainty of the timing of repayment.

•	In February 2013, we entered into the ECC with Intrexon, pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. We agreed under the ECC to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. Amounts required to be paid to Intrexon under the ECC are not included in the table above due to the uncertainty of the timing of payments.

Quantitative and Qualitative Disclosures About Market Risk

The following sections provide quantitative information on our exposure to interest rate risk, stock price risk, and foreign currency exchange risk. We make use of sensitivity analyses which are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Interest Rate Risk

Our primary exposure to market risk is interest rate risk associated with debt financing that we utilize from time to time to fund operations or specific projects. The interest on this debt is usually determined based on a fixed rate and is contractually set in advance. At December 31, 2013 we did not have any interest-bearing debt instruments on our consolidated balance sheet.

Foreign Currency Exchange Risk

Our functional currency is the U.S. Dollar. The functional currency of our Canadian subsidiary is the Canadian Dollar, and the functional currency of our Panama subsidiary is the U.S. Dollar. For the

Canadian subsidiary, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, equity accounts are translated at the historical exchange rate and the income statement accounts are translated at the average rate for each period during the year. Net translation gains or losses are adjusted directly to a separate component of other comprehensive loss within stockholders’ equity (deficit).

ITEM 3.	PROPERTIES

Our primary operations include locations in Massachusetts, Canada and Panama. We lease approximately 1,800 square feet of office space which is used as our corporate headquarters in Maynard, Massachusetts under the term of a three year lease. We lease a demonstration farm for AquAdvantage® Salmon in Panama. And we own an 18,000 square foot hatchery on Price Edward Island, Canada. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” in Item 2. “Financial Information.”

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

As of March 31, 2014, there are 144,405,837 shares of our common stock outstanding. The following table sets forth information regarding beneficial ownership of our share capital as of March 31, 2014 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and current named executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name and address of beneficial owner	Number of shares beneficially owned(1)	Percentage of shares beneficially owned
Intrexon Corporation	86,386,624	59.82%
222 Lakeview Avenue, Suite 1400 West Palm Beach, Florida 33401

Alejandro Weinstein (2)	22,130,040	15.32%
Avenida Pedro de Valdivia No 295 Comuna de Providencia Ciudad de Santiago Region Metroploitana 7500524 Chile

Ronald L. Stotish	2,370,000	1.62%
David A. Frank	666,600	*
Henry C. Clifford	536,600	*
Richard J. Clothier	791,559	*
Thomas U. Barton	—	—
Richard L. Huber	783,321	*
Thomas R. Kasser	—	—
Rick Sterling	—	—
James C. Turk	—	—
Executive officers and directors as a group (10 persons)	5,148,080	3.44%

*	Indicates beneficial ownership of less than one percent of the total outstanding shares of our common stock.
(1)	Numbers of shares does not give effect to the 1-for-10 reverse stock split to be effected immediately following the effective time of this Registration Statement on Form 10. Percentages of shares beneficially owned will not change as a result of the reverse stock split. Amounts include options to purchase shares of our common stock that are exercisable within 60 days of March 31, 2014.
(2)	The amount include shares of our common stock held by Western Pharmaceuticals and CFR International. Mr. Weinstein is a controlling shareholder of both companies.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2014:

Name	Age	Position(s)
Richard J. Clothier	68	Chairman
Thomas U. Barton	60	Director
Richard L Huber	77	Director
Thomas R. Kasser, Ph.D.	59	Director
Rick Sterling	50	Director
James C. Turk	57	Director
Ronald L. Stotish	64	Director, Chief Executive Officer and President
Alejandro Rojas	52	Chief Operating Officer
David A. Frank	53	Chief Financial Officer, Treasurer and Secretary
Henry C. Clifford	59	VP Marketing & Sales

Richard J. Clothier. Mr. Clothier has served as Chairman of the Board of Directors of AquaBounty since April 2006. Mr. Clothier has served as the Chairman of Robinson Plc since 2004, of Spearhead International Ltd since 2005 and of Exosect since 2013. He retired as Group Chief Executive of PGI Group Plc, an international agricultural products producer, following 20 years with Dalgety Plc where he was chief executive officer of the genetics firm Pig Improvement Company until 1992 and then Group Chief Executive Officer until 1997. He holds a Bachelor of Science in Agriculture from Natal University and an Advanced Management Program degree from Harvard Business School. Mr. Clothier’s extensive experience, both as an executive in the food industry and as a director of public and private companies, provides considerable operating, strategic and policy knowledge to our Board of Directors.

Thomas U. Barton. Mr. Barton joined the Board of Directors of AquaBounty in February 2013. He is co-founder of White Rock Capital Texas, Inc., where he has served as President since 1993, and a managing partner of White Rock Capital Management, L.P., an investment advisory firm. He brings over 35 years experience in the investment field. He received his undergraduate degree from Mercer University and his Masters of Business Administration from Vanderbilt University. Mr. Barton’s extensive knowledge of corporate financing and the capital markets strengthens the collective skills of our Board of Directors.

Richard L. Huber. Mr. Huber joined the Board of Directors of AquaBounty after our public offering in 2006. Mr. Huber is the former Chairman, President and Chief Executive Officer of Aetna, a major U.S. health insurer, and is currently an independent investor in a number of companies operating in a wide range of businesses, mainly in South America. Following a 40 year career in the financial services industry, Mr. Huber now serves as a director of Gafisa, the largest integrated residential housing developer in Brazil, and Antarctic Shipping SA in Chile, as well as several other companies in the United States and elsewhere in the world. He holds an Bachelor of Arts in Chemistry from Harvard. Mr. Huber brings unique knowledge and experience in strategic planning, organizational leadership, accounting, legal and governmental affairs to our Board of Directors.

Thomas R. Kasser, Ph.D. Dr. Kasser joined the Board of Directors of AquaBounty in February 2013. He is the President of the Animal Sciences and Agricultural Biotechnology Divisions and a Senior Vice President at Intrexon Corporation. Dr. Kasser brings over 25 years of business management experience in the biotechnology and life sciences industries. He was most recently President and Chief Executive Officer of Angionics, Inc., an early-stage biotech company focused on novel anti-angiogenic technology directed at therapies for cancer and ocular diseases. Prior to Angionics, he was a Covance Corporate Vice President and General Manager of Covance Research Products. Dr. Kasser had over 20 years of experience at Monsanto Company both in commercial as well as scientific leadership roles, including tenures as General Manager of Monsanto Choice Genetics, directing new product development for the nutrition and consumer products business, and managing clinical safety and efficacy trials under the jurisdiction of the FDA Center for Veterinary Medicine. Dr. Kasser was designated a Monsanto Fellow in recognition of his scientific and technical excellence. Dr. Kasser received his Ph.D. in Nutrition from the University of Georgia and a Masters in Animal Nutrition from the Pennsylvania State University. He also received an Masters of Business Administration from Washington University — St. Louis. Mr. Kasser’s knowledge of our industry and his research and executive leadership experience make him well qualified to serve as a director.

Rick Sterling. Mr. Sterling joined the Board of Directors of AquaBounty in September 2013. He is the Chief Financial Officer at Intrexon Corporation. Prior to joining Intrexon, he was with KPMG LLP where he worked in the audit practice for over 17 years, with a client base primarily in the healthcare, technology and manufacturing industries. Mr. Sterling’s experience includes serving clients in both the private and public sector, including significant experience with SEC filings and compliance with the Sarbanes-Oxley Act. He has a Bachelor of Science in Accounting and Finance from Virginia Tech and is a licensed Certified Public Accountant. Mr. Sterling’s background in audit and finance, as well as his experience with technology companies, make him well suited for services on our Board of Directors.

James C. Turk. Mr. Turk joined the Board of Directors of AquaBounty in February 2013. Mr. Turk has served as a partner in the law firm Harrison & Turk, P.C. since 1987, having practiced two years before that with other firms. He has previously served as a member of the board of directors for multiple companies and foundations including Intrexon Corporation, the New River Community College Education Foundation, and the Virginia Student Assistance Authorities. He presently serves as a director of SunTrust Bank, Synchrony Inc., the Virginia Tech Athletic Foundation, and is a member of the Roanoke College President’s advisory board. Mr. Turk received a Bachelor of Arts from Roanoke College and a Juris Doctor from Cumberland School of Law at Samford University. Mr. Turk’s legal background and his experience on multiple boards make him well qualified for service on our Board of Directors.

Ronald L. Stotish, Ph.D., Chief Executive Officer and President. Dr. Stotish was appointed Executive Director, President and Chief Executive Officer of AquaBounty in May 2008. He joined AquaBounty in 2006 as Vice-President for Regulatory Affairs and, most recently, was Senior Vice-President for R&D and Regulatory Affairs. Prior to joining AquaBounty, Dr Stotish was Executive Vice-President for R&D at MetaMorphix, Inc. He has served as Vice-President for Pharmaceutical R&D at Fort Dodge Animal Health and held a variety of positions at American Cyanamid. He began his career in research at Merck & Co. Dr Stotish has degrees in biochemistry and over 40 years’ experience in the discovery, development and commercialization of new animal health products. Mr. Stotish has a Bachelor of Science degree from Pennsylvania State University and a Masters of Science and a Ph.D. from Rutgers University.

David A. Frank, M.B.A., Chief Financial Officer, Treasurer and Secretary. Mr. Frank was appointed Chief Financial Officer, Treasurer and Secretary of AquaBounty in October 2007. Previously he served as President and General Manager of TekCel LLC, a subsidiary of Magellan Biosciences, after serving as Magellan’s Chief Financial Officer since the company’s founding in 2004 and as TekCel’s Chief Financial Officer. Mr. Frank has over 30 years of financial management experience, including as Chief Financial Officer of SmartEnergy, an independent energy supplier, as Corporate Controller for Moldflow Corporation, and in financial roles at PerSeptive Biosystems, Inc., Lotus Development Corporation, Apollo Computer, Inc. and Honeywell International, Inc. He has a Bachelor of Science in finance and accounting from Boston College and an Masters of Business Administration from Babson College.

Alejandro Rojas, D.V.M., Chief Operating Officer. Mr. Rojas joined AquaBounty in February 2014. He formerly was the Production and Technical Manager for Marine Harvest from 1988 to 2000, where he was responsible for operations and the production of salmonids in Chile. He was also responsible for managing Quality Control Labs, Environmental Programs and Fish Health Programs. Mr. Rojas has a doctorate in Veterinary Medicine and for the past 14 years has been a Technical Advisor and Consultant to numerous global aquaculture and biotech companies working with marine fish, including salmon, seabass, seabream and barramundi. His areas of expertise include benchmarking and market studies, technical and economic analysis for M&A activities, new species development in Latin America, the Middle East and Africa, and consulting on fish production, aquatic health, environment and biosecurity programs to private companies and governments.

Henry C. Clifford, Vice President Marketing & Sales. Mr. Clifford was appointed Vice-President of Marketing and Sales of AquaBounty in June 2005 and is responsible for the commercial deployment of AquaBounty’s product lines. Mr. Clifford is an internationally recognized authority on aquaculture and genetic improvement programs with a career spanning more than 30 years in the industry. He has provided technical services in aquaculture to more than 250 clients in 20 countries. In addition to implementing sales and marketing strategies for the company and overseeing customer relations, Mr. Clifford directs domestic and international field trial evaluations of the company’s products, including the successful introduction and production of AquAdvantage® Salmon in Panama. Mr. Clifford has a Bachelor of Arts from the University of Virginia and a Masters of Science in aquaculture from Texas A&M University.

ITEM 6.	EXECUTIVE COMPENSATION

Overview

In preparing to become a public company, we have begun a thorough review of all elements of our executive and director compensation program, including the function and design of our equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

The tables and discussion below present compensation information for our chief executive officer and our two other most highly compensated officers for the year ended December 31, 2013, whom we refer to collectively as our named executive officers. These officers are:

•	Ronald L. Stotish, Chief Executive Officer and President;

•	David A. Frank, Chief Financial Officer, Treasurer and Secretary; and

•	Henry C. Clifford, Vice President of Marketing and Sales.

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2013 and 2012 to our named executive officers.

Name and Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (4) ($)	Total ($)
R. Stotish	2013	315,167	80,063	—	—	—	—	6,653	401,883
CEO and President	2012	305,000	—	—	—	—	—	6,467	311,467

D. Frank	2013	226,667	—	—	46,471	—	—	6,579	279,717
CFO, Treasurer and Secretary	2012	220,000	—	—	—	—	—	6,392	226,392

H. Clifford	2013	216,667	—	—	46,471	—	—	6,500	269,638
VP Sales and Marketing	2012	210,000	—	—	—	—	—	6,300	216,300

(1)	Represents salaries before any employee contributions under our 401(k) plan.
(2)	Represents discretionary cash incentive awards paid for performance during the 2013 fiscal year.
(3)	The Option Awards included for each individual consists of stock option awards granted under the AquaBounty Technologies 2006 Equity Incentive Plan. The value for each of these awards is its grant date fair value calculated by multiplying the number of shares subject to the award by the fair value of the stock option award on the date such award was granted, computed in accordance with FASB Accounting Standards Codification Topic 718. The following table summarizes the number of stock option awards granted, the grant date and the fair value of the stock option award to calculate the total grant date fair value for the option awards reported. The Fair Value of the stock option grants were measured on the date of the grant using the Black-Scholes calculation. The assumptions included an expected stock price volatility of 160%, a risk-free interest rate of 1.05%, a dividend yield of 0% and an expected life of 5 years.

Name	# of Stock Option Awards	Grant Date	Per Share Fair Value	Total Grant Date Fair Value
R. Stotish	—	—	—	—

D. Frank	200,000	April 27, 2013	$0.2324	$46,471

H. Clifford	200,000	April 27, 2013	$0.2324	$46,471

The actual value a named executive officer may receive depends on market prices and there can be no assurance that the amounts reflected in the Option Awards column will actually be realized. No gain to a named executive officer is possible without an appreciation in stock value after the date of grant.

(4)	Amounts represent our contributions under our 401(k) plan.

In 2013, we paid base salaries to Dr. Stotish, Mr. Frank and Mr. Clifford of $315,167, $226,667 and $216,667, respectively. As of December 31, 2013, the base salaries of Dr. Stotish, Mr. Frank and Mr. Clifford were $320,250, $230,000 and $220,000, respectively. Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all of our employees, including our named executive officers. Certain of our named executive officers is currently party to an employment agreement that provides for the continuation of certain compensation upon termination of employment. See “—Employment Agreements.”

Our Board of Directors may, at its discretion, award bonuses to our named executive officers from time to time. We typically establish bonus targets for our named executive officers and evaluate their performance based on the achievement of specified goals and objectives by each individual employee. Our management may propose bonus awards to the Compensation Committee of the Board of Directors primarily based on such achievements. Our Board of Directors makes the final determination of the eligibility requirements for and the amounts of such bonus awards. For the fiscal year ended December 31, 2013, the bonus award for Dr. Stotish was $80,063, which represents 25% of his base salary, awarded for his achievements in progressing the approval process for AquAdvantage® Salmon with the FDA.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the ownership interests of our executives and our shareholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding equity awards to our named executive officers at December 31, 2013.

	Option Awards
	Number of securities underlying unexercised options		Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
R. Stotish	1,870,000	0	$0.11	06/30/2019
CEO and President	500,000	0	$0.23	01/10/2021

D. Frank	450,000	0	$0.11	06/30/2019
CFO, Treasurer and Secretary	150,000	0	$0.23	01/10/2021
	0	200,000	$0.25	04/26/2023

H. Clifford	90,000	0	$0.10	05/31/2019
VP Sales and Marketing	280,000	0	$0.11	06/30/2019
	100,000	0	$0.23	01/10/2021
	0	200,000	$0.25	04/26/2023

Director Compensation

Through December 31, 2013, the Chairman of our Board of Directors received annual compensation of £40,000 (approximately $66,228 using the pound sterling to U.S. dollar spot exchange rate of 1.6557 published in the Wall Street Journal as of December 31, 2013), payable in quarterly installments of £10,000 (approximately $16,557). He also received an annual grant of restricted common shares equal to £15,000 (approximately $24,836) (based on the fair market value on the date of grant), with vesting after three years.

Through December 31, 2013, all non-employee directors, except for directors appointed by Intrexon per the Relationship Agreement described under Item 7, “Certain Relationships and Related Transactions, and Director Independence—Related Person Transactions—Relationship Agreement” received annual compensation of $12,000, payable in quarterly installments of $3,000, and an additional $1,500 per meeting. Board of Directors committee chairs received $5,000 per annum and members of a board committee received $3,000 per annum, both payable quarterly. All non-employee directors, except for directors employed and appointed by Intrexon per the Relationship Agreement, received an annual grant of options to purchase 24,000 shares of our common stock (with an exercise price equal to the fair market value on the date of grant), with vesting after one year.

The following table discloses all compensation provided to the non-employee directors for the most recently completed fiscal year ending December 31, 2013:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Deferred Compensation Earnings ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
R. Clothier (1)	64,986	22,812	—	—	—	—	87,798
T. Barton (2)	—	—	7,788	—	—	—	7,788
R. Huber	31,875	—	7,788	—	—	—	39,663
Dr. T. Kasser (2)	—	—	—	—	—	—	—
R. Sterling (2)	—	—	—	—	—	—	—
J. Turk (2)	—	—	7,788	—	—	—	7,788

	96,861	22,812	23,364	—	—	—	143,037

(1)	Mr. Clothier’s compensation includes both Board of Directors fees and an annual grant of ordinary shares. Included in his 2013 compensation is a share grant of $22,812.
(2)	Messrs. Barton, Kasser, Sterling and Turk are appointees to our Board of Directors by Intrexon and do not receive cash compensation from AquaBounty at this time.

Employment Agreements

We have formal employment agreements with Dr. Stotish, Dr. Rojas, and Messrs. Frank and Clifford. Each agreement provides for the payment of a base salary, an annual bonus determined at the discretion of our Board of Directors based on achievement of financial targets and other performance criteria and, for Dr. Stotish, a one-time grant of 90,000 stock options.

Each agreement will remain in effect unless and until terminated in accordance with the terms and conditions set forth in the agreement. Each of Mr. Frank’s and Mr. Clifford’s agreements provide that employment may be terminated by either us or the employee after giving the other not less than 12 months’ notice. Mr. Rojas’ agreement provides that employment may be terminated by us after giving to Mr. Rojas not less than 12 months’ notice, and by Mr. Rojas after giving to us not less than 1 months’ price. During these respective notice periods, we have the right to terminate employment prior to expiration of the notice period by paying the employee a sum equal to his basic salary and benefits during the notice period. Mr. Stotish’s agreement does not contain termination notice requirements applicable to his current employment.

In addition, under each agreement, we may terminate the employee’s employment without notice or payment at any time for cause. For these purposes, “cause” means any of the following:

•	performance by the employee of his duties in a manner that is deemed consistently materially unsatisfactory by our Board of Directors in its sole and exclusive discretion;

•	willful and material failure or refusal by the employee to perform his duties under the employment agreement (other than by reason of the employee’s death or disability);

•	certain breaches or nonobservance by the employee of the provisions of the employment agreement or directions of our Board of Directors or of rules issued by a stock exchange on which our securities are listed;

•	any intentional act of dishonesty, fraud or embezzlement by the employee or the admission or conviction of, or entering a plea of no contest by, the employee with respect to any felony or lesser crime involving moral turpitude, dishonesty, fraud, embezzlement or theft;

•	any negligence, willful misconduct or personal dishonesty of the employee resulting in a good faith determination by our Board of Directors of a loss to us or a damage to our reputation;

•	any failure by the employee to comply with our policies or procedures to a material extent;

•	the employee commits any act of deliberate unlawful discrimination or harassment;

•	the employee is adjudged bankrupt or enters into any composition or arrangement with or for the benefit of his creditors;

•	the employee becomes of unsound mind or a patient for the purposes of any law relating to mental health; or

•	the employee becomes prohibited by law from being a director.

Each agreement also contains confidentiality and noncompetition provisions that we believe are typical for agreements of this type.

Equity Incentive and Retirement Plans

AquaBounty Technologies 2006 Equity Incentive Plan

The AquaBounty Technologies 2006 Equity Incentive Plan, as amended, which we refer to as the 2006 Plan, was first adopted by our Board of Directors and our shareholders in June 2007.

The 2006 Plan provides for the issuance of incentive stock options to our employees and non-qualified stock options and awards of restricted and direct stock purchases to our directors, officers, employees and consultants. In accordance with the terms of the 2006 Plan, the Compensation Committee of the Board of Directors administers the 2006 Plan and, subject to any limitations, approves the recipients of awards and determines, among other things:

•	the number of shares of our common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options (subject to certain limitations set forth in the plan);

•	the methods of payment of the exercise price of options;

•	the number of shares of our common stock subject to any restricted stock awards and the terms and conditions of those awards, including the price, if any, restriction period (subject to certain limitations set forth in the plan) and conditions for repurchase (with respect to restricted stock awards); and

•	the number of shares of our common stock subject to any incentive awards and the terms and conditions of those awards, including the payment terms and award or the dollar amount of any incentive award period (subject to certain limitations set forth in the plan).

In the event of a change in control, as defined in the 2006 Plan, all awards under the 2006 Plan, subject to the reasonable discretion of the Board of Directors, will become vested and exercisable, restrictions on Restricted Shares and Deferred Shares will lapse and performance targets will be deemed achieved and all other terms and conditions met, and all other awards will be delivered or paid.

As of December 31, 2013, there were options to purchase an aggregate of 4,249,000 shares of our common stock outstanding under the 2006 Plan at a weighted-average exercise price of $0.16 per share. As of December 31, 2013, there were 8,281,547 shares of our common stock reserved for future awards under the 2006 Plan.

AquaBounty Technologies 1998 Stock Option Program

In 1998, the Board of Directors reserved for issuance shares to be granted pursuant to stock options, which we refer to as the 1998 Program. The 1998 Program provides for the issuance of incentive stock options to our employees and non-qualified stock options to our directors, officers, employees and consultants. As of December 31, 2013, there were options to purchase an aggregate of 2,375,000 shares of our common stock outstanding under the 1998 Program at a weighted-average exercise price of $0.40 per share. These options were held by former members of our Board of Directors. As of December 31, 2013, there were no shares of our common stock reserved for future issuance under the 1998 Program. Effective as of the adoption of the 2006 Plan, our Board of Directors ceased making awards under the 1998 Program, and there are no shares of our common stock reserved for future awards under the 1998 Program.

401(k) Plan

We provide an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, which we refer to as the 401(k) plan, to all U.S. employees that are eligible employees as defined in the 401(k) plan. Subject to annual limits set by the Internal Revenue Service, we match 50 percent of eligible employee contributions up to a maximum of 3% of an employee’s salary, and vesting in our match is immediate. We made contributions in connection with the 401(k) plan during the years ended December 31, 2013, 2012 and 2011 of $21,788, $24,851 and $31,860, respectively.

Registered Retirement Savings Plan

We also have a Registered Retirement Savings Plan for our Canadian employees. Subject to annual limits set by the Canadian government, we match 50 percent of eligible employee contributions up to a maximum of 3% of an employee’s salary, and vesting in our match is immediate. We made contributions in connection with this plan during the years ended December 31, 2013, 2012 and 2011 of $14,312, $13,730 and $16,636, respectively.

Compensation Committee Interlocks

None of our executive officers serves, or in the past has served, as a member of our Board of Directors or Compensation Committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board of Directors or our Compensation Committee. None of the members of our Compensation Committee is also an officer or employee of AquaBounty, nor have they ever been an officer or employee of AquaBounty.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Person Transactions

Exclusive Channel Collaboration Agreement

In February 2013, we entered into the ECC with Intrexon, pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale and offer for sale of products involving DNA administered to finfish for human consumption. This license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of developed products, and otherwise is non-exclusive. Under the ECC and subject to certain exceptions, we are responsible for, among other things, the performance of the program, including development, commercialization and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program, certain other aspects of manufacturing, costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents. We agreed to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. The ECC may be terminated by either us or Intrexon in the event of a material breach by the other. Intrexon may terminate the ECC (a) if we elect not to pursue the development of a “superior animal product” identified by Intrexon or (b) under certain circumstances if we assign our rights under the ECC without Intrexon’s consent. We may voluntarily terminate the ECC at any time upon 90 days’ written notice to Intrexon. Upon termination of the ECC, we may continue to develop and commercialize any collaboration product that, at the time of termination, (x) is being sold by us, (y) has received regulatory approval or (z) is the subject of an application for regulatory approval. Our obligation to pay 16.66% of the gross profits with respect to these “retained” products will survive termination of the ECC.

Relationship Agreement

In December 2012, we entered into a Relationship Agreement with Intrexon, which we refer to as the Relationship Agreement, that sets forth certain matters relating to Intrexon’s relationship with us as a major shareholder. The Relationship Agreement was entered into in connection with the acquisition in October 2012 by Intrexon of shares of our common stock constituting 47.56% of our outstanding share capital from Linnaeus Capital Partners B.V. and Tethys Ocean B.V., our former major shareholders.

Pursuant to the Relationship Agreement, we agreed to increase the size of our Board of Directors from three members to six members and to appoint three nominees of Intrexon, referred to as Intrexon Nominees, as directors with terms expiring at the annual meeting of shareholders held on July 10, 2013. Intrexon nominated Messrs. Barton, Kasser and Turk to serve as directors. Each was appointed to our Board of Directors on February 14, 2013. In addition, we agreed that, so long as the Relationship Agreement remains in effect and Intrexon and its affiliates together control 25% or more of the voting rights exercisable at meetings of our shareholders, we will (a) nominate such number of Intrexon Nominees as may be designated by Intrexon for election to our Board of Directors at each annual meeting of our shareholders so that Intrexon will have representation on our Board of Directors proportional to Intrexon’s percentage shareholding and (b) recommend that shareholders vote to elect such Intrexon Nominees at the next annual meeting of shareholders occurring after the date of nomination. Subsequent to entering into the Relationship Agreement, we increased the size of our Board of Directors from six members to seven members and Intrexon nominated Mr. Sterling to fill the Board vacancy. Mr. Sterling was appointed to our Board of Directors on September 13, 2013.

In addition, we and Intrexon agreed that, so long as Intrexon and its affiliates control 10% or more of the voting rights exercisable at meetings of our shareholders, for any time period for which Intrexon has reasonably concluded that it is required to consolidate or include our financial statements with its own:

•	we will maintain at our principal place of business (i) a copy of our certificate of incorporation and other organizational documents, (ii) a copy of the Relationship Agreement, (iii) copies of our federal, state and local income tax returns and (iv) minutes of our Board of Director and shareholder meetings, redacted as necessary to exclude sensitive or confidential information;

•	we will keep our books and records consistent with U.S. GAAP;

•	Intrexon may examine any information that it may reasonably request and make copies of and abstracts from our financial and operating records and books of account, and discuss our affairs, finances and accounts with us and our independent auditors;

•	as soon as available but no later than ninety days after the end of each fiscal year, we will furnish to Intrexon an audited balance sheet, income statement and statements of cash flows and stockholders’ equity as of and for the fiscal year then ended, together with a report of our independent auditor that such financial statements have been prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operation and cash flows;

•	as soon as available but no later than forty-five days after the end of each calendar quarter, we will furnish to Intrexon an unaudited balance sheet, income statement and statements of cash slows and stockholders’ equity for such period, in each case prepared in accordance with U.S. GAAP; and

•	as requested by Intrexon but no more than quarterly, we will provide to Intrexon (i) a certificate of our Chief Executive Officer and Chief Financial Officer certifying as to the accuracy of our books and records and the adequacy of our internal control over financial reporting and disclosure controls and procedures and (ii) any information requested by Intrexon for purposes of its compliance with applicable law.

The Relationship Agreement and related documents also provide for certain confidentiality obligations between the two parties. The Relationship Agreement will continue in full force and effect until Intrexon and its affiliates cease to control 10% or more of the voting rights exercisable at meetings of our shareholders.

Bridge Loan

In December 2012, Intrexon agreed to provide us with a $500,000 bridge loan to help fund operations until permanent financing could be completed. The terms of the loan provided that borrowings could be made in increments of $100,000. Outstanding borrowings accrued interest at 3.0% per annum and were required to be repaid with the proceeds of our next fundraising but in any event no later than May

2013. As of December 31, 2012, we had borrowed $200,000 of the available amounts, and during January 2013 and February 2013, we made additional borrowings of $200,000 and $100,000, respectively. The balance under the bridge loan, including $2,567 in accrued interest, was repaid on March 15, 2013.

2013 Subscription Agreements

On February 14, 2013, we entered into separate subscription agreements with certain of our existing shareholders, including Intrexon and Alejandro Weinstein, another major shareholder, pursuant to which Intrexon and Mr. Weinstein agreed to invest an aggregate of approximately $6.0 million into us by way of a subscription for 22,883,295 new shares or our common stock at a price of $0.2622 per share. Intrexon initially agreed to subscribe for the full amount of the subscription but reduce its participation to a minimum 14,874,142 shares in the event that other eligible shareholders agreed to participate in the subscription. The closing of the subscription occurred on March 15, 2013 and resulted in Intrexon purchasing 18,714,814 shares and Mr. Weinstein purchasing 4,046,682 shares and other investors purchasing a combined 121,799 shares. The subscription price represented the average share price of our common stock on AIM for the 24 trading days prior to and including February 14, 2013, which was the date of the pricing of the subscription.

2014 Subscription Agreement

On March 5, 2014, we entered into a subscription agreement with Intrexon pursuant to which Intrexon agreed to invest approximately $10.0 million into us by way of a subscription for 19,040,366 new shares or our common stock at a price of $0.5252 per share. The closing of the subscription occurred on March 20, 2014. The subscription price represented the closing share price of our common stock on AIM on March 4, 2014, which was the last practical date prior to the signing of the subscription agreement.

Policies and Procedures for Review of Related Person Transactions

Our Board of Directors has adopted a policy with respect to related person transactions. This policy governs the review, approval or ratification of covered related person transactions. The Audit Committee of the Board of Directors manages this policy.

For purposes of this policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (or any of our subsidiaries) were, are or will be a participant, and in which any related person had, has or will have a direct or indirect interest. For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K promulgated under the Exchange Act.

A “related person” is defined as:

•	any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become one of our directors;

•	any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and

•	any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a ten percent or greater beneficial ownership interest.

The policy generally provides that we may enter into a related person transaction only if:

•	the Audit Committee pre-approves such transaction in accordance with the guidelines set forth in the policy;

•	the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the Audit Committee (or the chairperson of the Audit Committee) approves or ratifies such transaction in accordance with the guidelines set forth in the policy;

•	the transaction is approved by the disinterested members of the Board of Directors; or

•	the transaction involves compensation approved by the Compensation Committee of the Board of Directors.

In the event a related person transaction is not pre-approved by the Audit Committee and our management determines to recommend such related person transaction to the Audit Committee, such transaction must be reviewed and by the Audit Committee. After review, the Audit Committee will approve or disapprove such transaction.

In addition, the Audit Committee will review the policy at least annually and recommend amendments to the policy to the Board of Directors from time to time.

The policy provides that all related person transactions will be disclosed to the Audit Committee, and all material related person transactions will be disclosed to the Board of Directors. Additionally, all related person transactions requiring public disclosure will be properly disclosed in our public filings.

The Audit Committee will review all relevant information available to it about the related person transaction. The policy provides that the Audit Committee may approve or ratify the related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The policy provides that the Audit Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

Director Independence; Controlled Company Exemption

As required by the NASDAQ listing rules, our Board of Directors will evaluate the independence of its members at least once annually and at other appropriate times when a change in circumstances could potentially impact the independence or effectiveness of one of our directors.

In April 2014, our Board of Directors undertook a review of the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined each of Messrs. Barton, Clothier, Huber and Turk is an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2). On [—], 2014, our Board of Directors determined that Messrs. Huber, [—] and [—], who will be members of our Audit Committee following our NASDAQ listing, satisfy the special independence standards for such committee established by the SEC and NASDAQ, as applicable, and that Mr. [—] is an “audit committee financial expert,” as that term is defined by the SEC in Item 407(d) of Regulation S-K. Shareholders should understand that this designation is an SEC disclosure requirement relating to Mr. [—]’s experience and understanding of certain accounting and auditing matters, which the SEC has stated

does not impose on the director so designated any additional duty, obligation or liability than otherwise is imposed generally by virtue of serving on the Audit Committee and/or our Board of Directors. Prior to our NASDAQ listing, we expect to appoint a third member to our Audit Committee, which member would be an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2) and satisfy the special independence standards for such committee established by the SEC and NASDAQ.

The remaining members of our Board of Directors may not satisfy these “independence” definitions because they have been chosen by and/or are affiliated with our controlling shareholder, Intrexon, in a non-independent capacity. Because we are eligible to be a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c) and our Board of Directors has chosen to rely on this exception, we are exempt from certain NASDAQ listing rules that would otherwise require us to have a majority independent board and fully independent standing nominating and compensation committees. We determined that we are such a “controlled company” because Intrexon holds more than 50% of the voting power for the election of our directors. If Intrexon’s voting power were to fall below this level, however, we would cease to be permitted to rely on the controlled company exception and would be required to have a majority independent board and fully independent standing nominating and compensation committees. Our Board of Directors has determined that a board consisting of between six and ten members is appropriate at the current time and has currently set the number at seven members. Our Board of Directors is currently considering whether to increase the number of members from seven to eight and will continue to evaluate the appropriate size of our Board of Directors from time to time. As of the date of this Registration Statement on Form 10, our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominations Committee.

ITEM 8.	LEGAL PROCEEDINGS

On January 16, 2014, an application was filed by Ecology Action Centre and Living Oceans Society, together referred to as the applicants, with the Canadian Federal Court seeking judicial review to declare invalid the decision by the Canadian Minister of the Environment to publish in the Canada Gazette a Significant New Activity Notice, or SNAN, with respect to AquAdvantage® Salmon. The Canadian Minister of the Environment, the Canadian Minister of Health and AquaBounty Canada Inc., our Canadian subsidiary, were listed as respondents on the application. The plaintiffs allege that the Canadian Minister of the Environment inappropriately waived a requirement of the Canadian Environmental Protection Act, or CEPA, to provide certain prescribed information for an assessment under CEPA. The plaintiffs are seeking an order from the court that the minister acted unlawfully and without jurisdiction by publishing notice of the SNAN with respect to AquAdvantage® Salmon in the Canada Gazette, that the SNAN is invalid and unlawful and, in the alternative, that the minister acted unreasonably in exercising her discretion.

Other than as set forth above, we are not party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our future business, consolidated results of operations, cash flows or financial position. We may, from time to time, be subject to legal proceedings and claims arising from the normal course of business activities.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on AIM under the symbol “ABTX”. As of March 31, 2014, 144,405,837 shares of our common stock were issued and outstanding. As of March 31, 2014, there were approximately 290 holders of record of our common stock. The U.S. transfer agent for our common stock is [—] and our U.K. registrar is Capita Registrars Limited.

The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by AIM. These prices are as reported by the London Stock Exchange plc. Amounts presented in U.S. dollars reflect the currency exchange rate in effect on the date the price was reported on AIM.

		Price Per Share of Common Stock(1)
Quarterly Period	Low		High
2012
Quarter ended March 31, 2012	£0.350	$0.536	£0.440	$0.693
Quarter ended June 30, 2012	£0.375	$0.595	£0.798	$1.243
Quarter ended September 30, 2012	£0.538	$0.870	£0.800	$1.251
Quarter ended December 31, 2012	£0.512	$0.818	£1.862	$3.005

2013
Quarter ended March 31, 2013	£1.475	$2.236	£2.175	$3.523
Quarter ended June 30, 2013	£1.525	$2.322	£2.375	$3.731
Quarter ended September 30, 2013	£2.175	$3.236	£2.425	$3.873
Quarter ended December 31, 2013	£2.400	$3.827	£5.050	$8.302

2014
Period January 1, 2014 through March 31, 2014	£3.150	$5.192	£4.950	$8.200
Period April 1, 2014 through April 23, 2014	£3.150	$5.218	£3.150	$5.296

(1)	The figures have been adjusted to reflect a 1-for-10 reverse stock split that will become effective immediately following the effective time of this Registration Statement on Form 10. See Item 11. “Description of Registrant’s Securities to be Registered.”

Holders of Common Stock

See Item 4. “Security Ownership of Certain Beneficial Owners and Management” for disclosure regarding the holders of our common stock.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law and other factors the Board of Directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

We have reserved the following number of securities for issuance under the 2006 Plan and the 1998 Program as of December 31, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,249,000	$0.16	8,281,547

Equity compensation plans not approved by security holders	2,375,000	$0.40	—

Total	6,624,000	$0.25	8,281,547

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding all unregistered securities sold since January 1, 2011:

•	On March 22, 2012, we issued 33,277,870 shares of our common stock to certain of our existing shareholders at a per share price of $0.06, for aggregate consideration of approximately $2,000,000. The net proceeds were used for general corporate purposes.

•	On March 15, 2013, we issued 22,883,295 shares of our common stock to certain of our existing shareholders at a per share price of $0.26, for aggregate consideration of approximately $6,000,000. The net proceeds were used for general corporate purposes.

•	On March 20, 2014, we issued 19,040,366 shares of our common stock to Intrexon at a per share price of $0.53, for aggregate consideration of approximately $10,000,000. The net proceeds will be used for general corporate purposes.

Unless otherwise stated, the sales of our common stock referenced above were exempt from the registration requirements of the Securities Act pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated and Regulation S under the Securities Act. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the sales of our common stock referenced above. The recipients of the shares of our common stock in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients represented that they had adequate access to information about us. Each of the sales was made without any general solicitation or advertising.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately following the effective time of this Registration Statement on Form 10. We expect to adopt the Restated Certificate of Incorporation and new Amended and Restated Bylaws that will become effective immediately prior to the effectiveness of this Registration Statement on Form 10, and this description summarizes the provisions that are expected to be included in such documents. The Restated Certificate of Incorporation contemplates a 1-for-10 reverse stock split, which would become effective immediately following the time this Registration Statement on Form 10 becomes effective. Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to the Restated Certificate of Incorporation and the new Amended and Restated Bylaws, forms of which are included as exhibits to this Registration Statement on Form 10, and to the applicable provisions of Delaware law, the state in which we are incorporated.

General

Immediately following the effectiveness of this Registration Statement on Form 10, our authorized capital stock will consist of:

•	200,000,000 shares of common stock, par value $0.001 per share; and

•	40,000,000 shares of preferred stock, par value $0.01 par value per share.

As of March 31, 2013, and after giving effect to the reverse stock split as if it had occurred as of that date, there were zero shares of preferred stock and 14,440,583 shares of common stock outstanding. There were 290 holders of record of our shares of our common stock as of March 31, 2013. Our Board of Directors will be authorized to issue additional shares of our capital stock without shareholder approval, except as required by the NASDAQ listing standards.

Dividends

Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of shares of our common stock are entitled to receive ratably such dividends, if any, as our Board of Directors may declare on the common stock out of funds legally available for that purpose.

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. A majority of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote is required for any action by the shareholders except (a) except as otherwise provided by law or the Restated Certificate of Incorporation and (b) that directors are to be elected by a plurality of the votes cast at elections. Holders of shares of our common stock do not have cumulative voting rights in the election of directors.

Liquidation

Upon our liquidation, dissolution or winding up, holders of shares of our common stock would be entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

Future Issuance of Preferred Stock

There are no shares of preferred stock issued or outstanding. Our Board of Directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our Board of Directors may, without shareholder approval, issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock.

Certain Provisions of the Restated Certificate of Incorporation and the New Amended and Restated Bylaws

Advance Notice Procedures

The new Amended and Restated Bylaws would establish advance notice procedures for shareholders to make nominations of candidates for election as directors, or bring other business before a meeting of its shareholders. These procedures provide that only persons who are nominated by or at the direction of our Board of Directors or by a shareholder who has given timely notice in proper written form that is received at our principal executive offices prior to the annual or special meeting at which directors are to be elected will be eligible for election as directors. These procedures also require that, in order to raise matters at an annual meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our Board of Directors or by a shareholder who is entitled to vote at the meeting and who has given timely notice in proper written form to our Corporate Secretary of the shareholder’s intention to raise those matters at the annual meeting. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and as incentive compensation. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection

The Restated Certificate of Incorporation would establishes the Court of Chancery of the State of Delaware as the sole and exclusive forum for any derivate action or proceeding brought on behalf of us and for certain other actions that may be brought by our shareholders.

Transfer Agent

The transfer agent for our common stock is [—].

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for or with respect to any acts or omissions in the performance of such person’s duties as a director, except to the extent required by law.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses

(including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification will be made with respect to any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

The Restated Certificate of Incorporation provides that we may indemnify, and advance expenses to, our directors and officers with respect to certain liabilities, expenses and other accounts imposed upon them because of having been a director or officer.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15. “Financial Statements and Exhibits.”

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The financial statements required by this Item are included beginning at page F-1.

(b) Exhibits

Exhibit Designation	Description

3.1	Amended and Restated Certificate of Incorporation of AquaBounty Technologies, Inc.*

3.2	Form of Second Amended and Restated Certificate of Incorporation of AquaBounty Technologies, Inc. (to be in effect immediately prior to the effectiveness of this Registration Statement)*

3.3	Amended and Restated Bylaws of AquaBounty Technologies, Inc.*

3.4	Form of Amended and Restated Bylaws of AquaBounty Technologies, Inc. (to be in effect immediately prior to the effectiveness of this Registration Statement)**

4.1	Specimen Certificate of Common Stock**

10.1	AquaBounty Technologies, Inc. 2006 Equity Incentive Plan*

10.2	Amendment No. 1 to AquaBounty Technologies, Inc. 2006 Equity Incentive Plan*

10.3	Form of Stock Option Agreement pursuant to AquaBounty Technologies, Inc. 2006 Equity Incentive Plan*

Exhibit Designation	Description

10.4	Form of Restricted Stock Agreement pursuant to AquaBounty Technologies, Inc. 2006 Equity Incentive Plan*

10.5	Relationship Agreement, by and between AquaBounty Technologies, Inc. and Intrexon Corporation, dated December 5, 2012*

10.6	Exclusive Channel Collaboration Agreement, by and between AquaBounty Technologies, Inc. and Intrexon Corporation, dated February 14, 2013*

10.7	Subscription Agreement, by and between AquaBounty Technologies, Inc. and the investors listed therein, dated February 14, 2013**

10.8	Subscription Agreement, by and between AquaBounty Technologies, Inc. and Intrexon Corporation, dated March 5, 2014**

10.9	Lease and Management Agreement, by and between AquaBounty Panama, S. de R.L. and Luis Lamastus, dated October 1, 2013**

10.10	Agreement, by and among Atlantic Canada Opportunities Agency and AquaBounty Canada, Inc. and AquaBounty Technologies Inc., dated December 16, 2009*

10.11	Employment Agreement, by and between Ronald Stotish and AquaBounty Technologies, Inc., dated April 1, 2006*

10.12	Employment Agreement, by and between David Frank and AquaBounty Technologies, Inc., dated October 1, 2007*

10.13	Employment Agreement, by and between Henry Clifford and AquaBounty Technologies, Inc., dated November 28, 2007*

10.14	Employment Agreement, by and between Alejandro Rojas and AquaBounty Technologies, Inc., dated December 30, 2013*

21.1	List of Subsidiaries of AquaBounty Technologies, Inc.*

*	Filed herewith.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements Section 12 of the Securities Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2014	AQUABOUNTY TECHNOLOGIES, INC.

	By:	/s/ Ronald L. Stotish
	Name:	Ronald L. Stotish
	Title:	Chief Executive Officer and President

AquaBounty Technologies, Inc.

Consolidated financial statements

As of December 31, 2013 and 2012 and for each of the three

years in the period ended December 31, 2013.

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AquaBounty Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of AquaBounty Technologies, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AquaBounty Technologies, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Wolf & Company, P.C.

Wolf & Company, P.C.

Boston, Massachusetts

April 23, 2014

AquaBounty Technologies, Inc. Financial Statements	F-2

AquaBounty Technologies, Inc.

Consolidated balance sheets

As of 31 December	Note		2013	2012
ASSETS
Current assets:
Cash and cash equivalents			$1,875,749	$348,521
Certificate of deposit			13,431	14,405
Other receivables			78,455	24,429
Prepaid expenses and other assets	[6	]	220,888	127,104
Total current assets			2,188,523	514,459
Property, plant and equipment, net	[4	]	1,016,843	1,131,214
Definite lived intangible assets, net	[5	]	141,779	102,504
Indefinite lived intangible assets			191,800	191,800
Other assets	[6	]	21,628	21,628
Total assets			$3,560,573	$1,961,605
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	[7	]	$704,028	$435,849
Current debt	[8	]	_	270,560
Total current liabilities			704,028	706,409
Long-term debt, net of current portion	[8	]	2,359,653	2,034,907
Total liabilities			3,063,681	2,741,316
Commitments and contingencies	[11	]
Stockholders’ equity (deficit):	[9	]
Common stock, $0.001 par value, 200,000,000 shares authorized; 125,305,471 (2012: 102,255,688) shares outstanding			125,305	102,256
Additional paid-in capital			77,582,210	71,733,509
Accumulated other comprehensive loss			(566,310)	(660,201)
Accumulated deficit			(76,644,313)	(71,955,275)
Total stockholders’ equity (deficit)			496,892	(779,711)
Total liabilities and stockholders’ equity (deficit)			$3,560,573	$1,961,605

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-3

AquaBounty Technologies, Inc.

Consolidated statements of operations and comprehensive loss

Years ended 31 December	Note		2013	2012	2011
COSTS AND EXPENSES
Sales and marketing			$678,153	$581,954	$673,306
Research and development			1,895,056	1,628,593	2,165,270
General and administrative			2,302,279	2,101,260	2,577,320
Restructuring charge	[1	]	—	93,780	—
Total costs and expenses			4,875,488	4,405,587	5,415,896
OPERATING LOSS			(4,875,488)	(4,405,587)	(5,415,896)
OTHER INCOME (EXPENSE):
Gain on royalty based financing instrument	[8	]	186,980	—	2,709,602
Interest and other expense, net			(530)	(9,026)	(3,301)
Total other income (expense)			186,450	(9,026)	2,706,301
NET LOSS			$(4,689,038)	$(4,414,613)	$(2,709,595)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation gain (loss)			93,891	(9,397)	72,557
Unrealized losses on marketable securities			—	—	(77)
Total other comprehensive income (loss)			93,891	(9,397)	72,480
COMPREHENSIVE LOSS			$(4,595,147)	$(4,424,010)	$(2,637,115)

Basic and diluted net loss per share			$(0.04)	$(0.05)	$(0.04)
Weighted average number of common shares – basic and diluted			120,613,246	94,701,028	68,570,857

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-4

AquaBounty Technologies, Inc.

Consolidated statements of changes in stockholders’ equity (deficit)

	Common stock issued and outstanding	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at 31 December 2010	68,167,109	$68,167	$69,447,376	$(723,284)	$(64,831,067)	$3,961,192
Net loss					(2,709,595)	(2,709,595)
Other comprehensive income				72,480		72,480
Exercise of options for common stock	387,273	387	3,486			3,873
Share based compensation – common stock	226,586	227	23,859			24,086
Share based compensation – options			225,477			225,477
Balance at 31 December 2011	68,780,968	$68,781	$69,700,198	$(650,804)	$(67,540,662)	$1,577,513
Net loss					(4,414,613)	(4,414,613)
Other comprehensive loss				(9,397)		(9,397)
Issuance of common stock, net of expenses	33,277,870	33,278	1,709,200			1,742,478
Share based compensation – common stock	196,850	197	23,353			23,550
Share based compensation – options			300,758			300,758
Balance at 31 December 2012	102,255,688	$102,256	$71,733,509	$(660,201)	$(71,955,275)	$(779,711)
Net loss					(4,689,038)	(4,689,038)
Other comprehensive income				93,891		93,891
Issuance of common stock, net of expenses	22,883,295	22,883	5,702,724			5,725,607
Exercise of options for common stock	29,500	29	3,971			4,000
Exercise of options for common stock—cashless	71,771	72	(72)			—
Share based compensation – common stock	65,217	65	22,747			22,812
Share based compensation – options			119,331			119,331
Balance at 31 December 2013	125,305,471	$125,305	$77,582,210	$(566,310)	$(76,644,313)	$496,892

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-5

AquaBounty Technologies, Inc.

Consolidated statements of cash flows

Years ended 31 December	2013	2012	2011
OPERATING ACTIVITIES
Net loss	$(4,689,038)	$(4,414,613)	$(2,709,595)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	147,101	225,416	211,684
Share-based compensation	142,143	324,308	249,563
Amortization (accretion) of discount (premium) on corporate bonds	—	(326)	69,948
Loss on disposed assets	—	5,776	—
Gain on royalty based financing instrument	(186,980)	—	(2,709,602)
Changes in operating assets and liabilities:
Other receivables	(57,264)	90,907	(9,518)
Prepaid expenses and other assets	(94,935)	121,481	111,001
Accounts payable and accrued liabilities	281,345	(68,404)	(164,228)
Net cash used in operating activities	(4,457,628)	(3,715,455)	(4,950,747)
INVESTING ACTIVITIES
Purchases of equipment	(99,500)	(52,841)	(68,615)
Purchases of marketable securities	—	—	(1,545,980)
Maturities of marketable securities	—	—	5,078,266
Paid out (reinvested) interest on certificate of deposit	(6)	6	(16)
Payment of patent costs	(42,249)	(69,210)	(14,173)
Net cash provided by (used in) investing activities	(141,755)	(122,045)	3,449,482
FINANCING ACTIVITIES
Proceeds from issuance of bridge loan	300,000	200,000	—
Repayment of bridge loan	(500,000)	—	—
Proceeds from issuance of long-term debt	665,199	678,657	613,723
Repayment of other term debt	(68,327)	(68,575)	(66,479)
Proceeds from issuance of common stock, net	5,725,607	1,742,478	—
Proceeds from exercise of stock options	4,000	—	3,873
Net cash provided by financing activities	6,126,479	2,552,560	551,117
Effect of exchange rate changes on cash and cash equivalents	132	2,481	3,939
Net increase (decrease) in cash and cash equivalents	1,527,228	(1,282,459)	(946,209)
Cash and cash equivalents at beginning of year	348,521	1,630,980	2,577,189
Cash and cash equivalents at end of year	$1,875,749	$348,521	$1,630,980
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid in cash	$4,223	$4,414	$7,115

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-6

Notes to the consolidated financial statements

for the years ended 31 December 2013, 2012 and 2011

1. Nature of business and organization

Nature of business

AquaBounty Technologies, Inc. (the “Parent”) was incorporated in December 1991 in the State of Delaware for the purpose of conducting research and development of the commercial viability of a group of proteins commonly known as antifreeze proteins (AFPs). In 1996, the Parent obtained the exclusive licensing rights for a gene construct (transgene) used to create a breed of farm-raised Atlantic salmon that exhibit growth rates that are substantially faster than traditional salmon.

Prior to 2006, the Company considered itself a development stage entity. The Company commenced sales of its first product in 2004 and expanded the markets to which that product had been sold. In addition, upon listing on the AIM in 2006, management no longer devoted most of its activities and resources toward raising capital. As a result, in 2006 the Company determined that it was no longer a development stage entity.

AquaBounty Canada, Inc. (the “Canadian Subsidiary”) was incorporated in January 1994 in Canada for the purpose of establishing a commercial biotechnology laboratory to produce antifreeze proteins and to conduct research and development programs related to the commercialization of cryopreservatives and the antifreeze gene construct.

AquaBounty Panama, S. de R.L. (the “Panama Subsidiary”) was incorporated in May 2008 in Panama for the purpose of conducting commercial trials of the Company’s AquAdvantage® Salmon.

Basis of consolidation

The consolidated financial statements include the accounts of AquaBounty Technologies, Inc. and its wholly owned subsidiaries, AquaBounty Canada, Inc. and AquaBounty Panama, S. de R.L. The entities are collectively referred to herein as the “Company.” All inter-company transactions and balances have been eliminated upon consolidation.

Restructuring

In March 2012, the Company undertook a restructuring to reduce operating spend by approximately 30% per annum. Included in the restructuring was the spin-out and sale of the Company’s research and development division for $1 to Tethys Ocean, B.V., at the time the Company’s largest shareholder. The Company recorded a $93,780 restructuring charge in 2012, including a $5,776 loss on disposed assets. In connection with the restructuring, the Company entered into a contract research agreement with the new organization, Tethys Aquaculture Canada Inc. (Note 13).

Liquidity and Management’s Plan

The Company has recurring net losses and has relied on its fundraising efforts to finance its operations and will continue to do so until such time that the Company is able to achieve positive cash flows from operations. In March 2014, the Company closed on a fundraising resulting in net proceeds to the Company of approximately $9.7 million (see Note 15).

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive loss

The Company displays comprehensive loss and its components as part of its consolidated financial statements. Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments.

AquaBounty Technologies, Inc. Financial Statements	F-7

Foreign currency translation

The functional currency of the Parent is the US Dollar. The functional currency of the Canadian Subsidiary is the Canadian Dollar (C$) and the functional currency of the Panama Subsidiary is the US Dollar. For the Canadian Subsidiary, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, equity accounts are translated at the historical exchange rate and the income statement accounts are translated at the average rate for each period during the year. Net translation gains or losses are adjusted directly to a separate component of other comprehensive income (loss) within stockholders’ equity (deficit).

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of money market funds, corporate obligations and US government agency obligations.

Certificate of deposit

The Company has a one-year certificate of deposit at December 31, 2013 and 2012 that currently bears interest at 0.8%. It is renewable annually in January.

Government assistance

From time to time the Company receives government assistance in the form of research grants, which are recorded as a reduction of the related expenditures. During the year, an amount of $175,665 (2012: $118,657; 2011: $52,861) was recorded as a reduction of expenditures. Included in other receivables at December 31, 2013 is $5,914 (2012: $11,193) of amounts due under research grants. All government assistance is subject to periodic audit by the agency involved in the grant.

Intangible assets

Definite lived intangible assets include patents and licenses. Patent costs consist primarily of legal and filing fees incurred to file patents on proprietary technology developed by the Company. Patent costs are amortized on a straight-line basis over 20 years beginning with the issue date of the applicable patent. Licensing fees are capitalized and expensed over the term of the licensing agreement.

Indefinite lived intangible assets include trademark costs, which are capitalized with no amortization as they have an indefinite life.

Property, plant and equipment

Property, plant and equipment are carried at cost, except for those owned by the Canadian Subsidiary which records such assets net of any related Canadian government grants received. The Company depreciates all asset classes over their estimated useful lives.

Building	25 years
Equipment	7–10 years
Office furniture and equipment	3 years
Leasehold improvements	shorter of asset life or lease term
Vehicles	3 years

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived tangible assets and definite lived intangible assets on an annual basis or more frequently if facts and circumstances suggest that they may be impaired. The carrying values of such assets are considered impaired when the anticipated identifiable undiscounted cash flows from such assets are less than their carrying values. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value.

Indefinite lived intangible assets are subject to impairment testing annually or more frequently if impairment indicators arise. The Company’s impairment testing utilizes a discounted cash flow analysis that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of the appropriate discount rate. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates

AquaBounty Technologies, Inc. Financial Statements	F-8

and laws that are expected to be in effect when the differences reverse. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized. The Company follows accounting guidance regarding the recognition, measurement, presentation and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Company’s tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The resulting tax impact of these tax positions are recognized in the financial statements based on the results of this evaluation. The Company did not recognize any tax liabilities associated with uncertain tax positions, nor has it recognized any interest or penalties related to unrecognized tax positions. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years before 2010.

Royalty based financing instruments

From time to time the Company will enter into financing arrangements whereby the funds received will be repaid through future royalties from revenues at agreed upon royalty rates. Amounts to be paid may be in excess of amounts borrowed. Additionally, in certain instances the repayment terms have expiration dates. The Company records outstanding borrowings under these arrangements as long-term debt liabilities and adjusts the balance based on the likelihood of future repayment, taking into consideration the terms of the individual arrangements.

Net loss per share

Basic and diluted net loss per share available to common stockholders has been calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Basic net loss is based solely on the number of common shares outstanding during the year. Fully diluted net loss per share includes the number of shares of common stock issuable upon the exercise of warrants and options with an exercise price less than the fair value of the common stock. Since the Company is reporting a net loss for all periods presented, all potential common shares are considered anti-dilutive and are excluded from the calculation of diluted net loss per share.

Share-based compensation

The Company measures and recognizes all share-based payment awards, including stock options made to employees and Directors, based on estimated fair values. The fair value of share-based payment awards are estimated on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated statement of operations. The Company uses the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation. Non-employee stock-based compensation is accounted for using the Black-Scholes to determine the fair value of warrants or options awarded to non-employees with the fair value of such issuances expensed over the period of service.

3. Risks and uncertainties

The Company is subject to risks and uncertainties common in the biotechnology and aquaculture industries. Such risks and uncertainties include, but are not limited to: (i) results from current and planned product development studies and trials; (ii) decisions made by the FDA or similar regulatory bodies in other countries with respect to approval and commercial sale of any of the Company’s proposed products; (iii) the commercial acceptance of any products approved for sale and the Company’s ability to manufacture, distribute and sell for a profit any products approved for sale; (iv) the Company’s ability to obtain the necessary patents and proprietary rights to effectively protect its technologies; and (v) the outcome of any collaborations or alliances entered into by the Company.

Concentration of credit risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash equivalents and marketable securities. This risk is minimized by the Company’s policy of investing in financial instruments with short-term maturities issued by highly rated financial institutions. The Company’s cash balances may at times exceed insurance limitations.

Financial instruments

The carrying amounts reported in the consolidated balance sheets for other receivables and accounts payable approximate fair value based on the short-term maturity of these instruments. The carrying value of debt approximates its fair value since it provides for market terms and interest rates other than as disclosed in Note 8 related to royalty-based financing instruments. These royalty based financing instruments are adjusted at each reporting period to the amounts the Company expects to repay.

AquaBounty Technologies, Inc. Financial Statements	F-9

The Company groups its financial instruments measured at fair value, if any, in three levels, based on markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Financial instruments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

4. Property, plant and equipment

Major classifications of property, plant and equipment are summarized as follows:

	2013	2012
Land	$94,875	$101,796
Building and improvements	1,471,883	1,579,255
Equipment	615,362	566,014
Office furniture and equipment	27,613	32,689
Leasehold improvements	—	23,626
Vehicles	13,451	28,459
Total property and equipment	2,223,184	2,331,839
Less accumulated depreciation and amortization	(1,206,341)	(1,200,625)
Property, plant and equipment	$1,016,843	$1,131,214

During 2013, the Company retired $41,856 of fully depreciated property and equipment in Panama that was turned over to the landowner at the expiration of the initial site lease. Depreciation and amortization expense for 2013 on property, plant and equipment was $144,126 (2012: $189,900; 2011: $176,168).

AquaBounty Technologies, Inc. Financial Statements	F-10

5. Definite lived intangible assets

The following is a summary of definite lived intangible assets at 31 December 2013 and 2012:

	2013	2012
Patents, gross	$145,993	$413,427
Less accumulated amortization	(4,214)	(310,923)
Patents, net	141,779	102,504
Licenses, gross	30,000	30,000
Less accumulated amortization	(30,000)	(30,000)
Licenses, net	—	—
Total definite lived intangible assets	$141,779	$102,504

During 2013, the Company retired $309,683 of fully amortized patent costs for which the underlying patents have expired. Patent amortization expense for 2013 was $2,975 (2012: $33,641; 2011: $33,641). Estimated amortization expense for 2014 is $nil. Gross patent costs include $141,779 that have not yet begun to amortize as the patent has not yet been issued. License amortization expense for 2013 was $nil (2012: $1,875; 2011: $1,875). There are no further expenses for licenses.

6. Prepaid expenses and other assets

Prepaid expenses and other assets include the following at 31 December 2013 and 2012:

	2013	2012
Prepaid insurance	$23,758	$25,449
Prepaid supplies	16,525	7,794
Prepaid professional services	28,164	23,979
Prepaid rent and lease deposits, short-term (Note 11)	152,441	69,882
Prepaid expenses and other assets	$220,888	$127,104
Long-term investment	21,628	21,628
Other assets	$21,628	$21,628

Long –term investment consists of 2,162,809 shares of common stock of A/F Protein, Inc. (AFP) with a cost basis of $21,628, which the Company believes to be the best estimate of market value. AFP and the Company have certain shareholders in common.

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following at 31 December 2013 and 2012:

	2013	2012
Accounts payable	$387,076	$240,878
Accrued payroll including vacation	194,824	90,955
Accrued professional fees	115,439	87,846
Accrued other	3,313	11,000
Accrued taxes	3,376	5,170
Accounts payable and accrued liabilities	$704,028	$435,849

AquaBounty Technologies, Inc. Financial Statements	F-11

8. Long-term debt

The current terms and conditions of long-term debt outstanding at 31 December 2013 and 2012 are as follows:

Loan source	Amount	Interest rate	Monthly payment/ repayment terms	Maturity date	2013	2012
Term and bridge debt:
EPEI loan	C$300,000	6.657%	C$3,738	December 2013	$—	$42,714
ACOA loan	C$250,000	0%	C$2,315	December 2013	—	27,846
Intrexon bridge loan	US$500,000	3%	None	May 2013	—	200,000
Royalty-based financing:
ACOA AIF grant	C$2,523,963	0%	Royalties	—	2,359,653	1,834,287
TPC funding	C$2,964,900	0%	Royalties	June 2014	—	200,620
Total debt					2,359,653	2,305,467
Less: current portion					—	(270,560)
Long-term debt					$2,359,653	$2,034,907

All term debt was repaid in full in 2013. The difference between 2012 balances and closing payoff amounts are due to foreign exchange adjustments.

Enterprise PEI (EPEI)

EPEI is a provincial government agency that provides funding to promote the growth and development of companies within the province of Prince Edward Island.

In August 2003, the Canadian subsidiary obtained a loan with EPEI in the amount of C$300,000. This loan was being repaid through monthly payments of principal and interest and was collateralized by a demand note executed by the Canadian Subsidiary. In addition, the loan provided additional collateralization including fixed or floating liens on substantially all of the Canadian Subsidiary’s assets, including land, building and fixtures and accounts receivable, as well as an assignment of fire insurance. The loan was fully repaid upon maturity in December 2013.

Atlantic Canada Opportunities Agency (ACOA)

ACOA is a Canadian government agency that provides funding to support the development of businesses and to promote employment in the Atlantic region of Canada.

Term debt:

In October 2003, the Canadian Subsidiary obtained a loan with ACOA in the amount of C$250,000. The loan was being repaid through monthly payments of principal and was unsecured. The loan was fully repaid upon maturity in December 2013.

Royalty-based financing:

In January 2009, the Canadian Subsidiary was awarded a grant from ACOA to provide a contribution towards the funding of a research and development project. The total amount available under the award is C$2,871,900 which can be claimed over a five-year period. All amounts claimed by the Canadian Subsidiary must be repaid in the form of a 10% royalty on any products that are commercialized out of this research project, until the loan is fully paid. During 2013, the Canadian Subsidiary submitted a claim and received funds in the amount of C$695,344 (2012: C$678,504). No repayments have been made to date. Cumulative draws on this award aggregate C$2,523,963 and the remaining balance available under this award at 31 December 2013 is C$347,937.

Intrexon Corporation (Intrexon)

Intrexon is a public company specializing in next generation synthetic biology. In November 2012, Intrexon purchased the common shares of AquaBounty that had been previously held by Linnaeus Capital Partners, B.V. and thus became the majority shareholder in the Company.

AquaBounty Technologies, Inc. Financial Statements	F-12

In December 2012, Intrexon agreed to provide the Company with a $500,000 bridge loan to help fund operations until permanent financing could be completed. The loan could be drawn-down in increments of $100,000 and carried an interest rate of 3%. All funds borrowed, plus interest, were to be repaid from the proceeds of the Company’s next fundraising, but no later than May 2013. As of 31 December 2012, the Company had borrowed $200,000 under this debt facility. In January and February 2013, the Company borrowed the additional $300,000 available under this debt facility. All amounts were repaid in full in March 2013, including accrued interest of $2,567.

Technology Partnership Canada (TPC)

TPC is a Canadian government agency that provides funding to promote economic growth and create jobs in Canada.

In November 1999, TPC agreed to provide funding up to C$2,964,900 to support the Canadian Subsidiary’s efforts to develop commercial applications of its transgenic growth enhanced fin fish technology. Funding under the TPC funding agreement was completed in 2003. This amount is repayable to TPC in the form of a 5.2% royalty on revenues generated from the sale of transgenic based growth enhanced fin fish commercial products. However, the Canadian Subsidiary will have no further repayment obligations after 30 June 2014 even if the total amount has not been repaid as of such date. In 2011, management concluded that the probable amount owed would not exceed C$200,000 and the balance owed to TPC was adjusted to C$200,000 at that time. In 2013, management concluded that the probable amount owed would be $0 as no revenue would be generated to pay back the outstanding balance prior to the loan termination date. As a result, the balance owed to TPC was adjusted to $0 and the Company recognized a gain of C$200,000 in 2013 (US$186,980 after foreign exchange adjustment).

The Company recognized interest expense in 2013 of $3,877 (2012: $4,631; 2011: $6,895) on their interest-bearing debt.

9. Stockholders’ equity

The Company is presently authorized to issue up to 240 million shares of stock, of which 40 million are authorized as preferred stock and 200 million as common stock. At 31 December 2013 the Company had nil shares (2012: nil) of preferred stock and 125,305,471 shares (2012: 102,255,688) of common stock, issued and outstanding.

Common stock

The holders of the common shares are entitled to one vote for each share held at all meetings of stockholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the preferential rights of any outstanding preferred shares. At 31 December 2013 the Company had reserved 6,624,000 shares of common stock for the exercise of options.

Recent issuances

On 1 July 2013 the Company issued 65,217 shares of common stock as part of the compensation package for the Chairman of the Board of Directors. The Company recorded a compensation charge of $22,812 in connection with the issuance.

In March 2013 the Company received proceeds of $4,000 in connection with the exercise of options to purchase 29,500 shares of common stock. In addition, the Company issued 71,771 shares of common stock in a cashless exercise of 132,500 options.

In February 2013 the Board approved a fundraising of approximately £3.9 million ($6.0 million) before expenses by means of a subscription for new common shares by certain existing shareholders. The subscription price was 16.89 pence per share ($0.2622) and the aggregate number of common shares subscribed was 22,883,295. The transaction closed on 15 March 2013 with net proceeds to the Company of $5.73 million.

On 2 July 2012 the Company issued 196,850 shares of common stock as part of the compensation package for the Chairman of the Board of Directors. The Company recorded a compensation charge in 2012 of $23,550 in connection with the issuance.

In January 2012 the Board approved a fundraising of approximately £1.26 million ($2.0 million) before expenses by means of a subscription for new common shares by certain existing shareholders. The subscription price was 3.79 pence per share ($0.0601) and the aggregate number of common shares subscribed was 33,277,870. The transaction closed on 22 March 2012 with net proceeds to the Company of $1.74 million.

AquaBounty Technologies, Inc. Financial Statements	F-13

On 1 July 2011 the Company issued 226,586 shares of common stock as part of the compensation package for the Chairman of the Board of Directors. The Company recorded a compensation charge in 2011 of $24,086 in connection with the issuance.

On 17 May 2011 the Company received proceeds of $3,873 in connection with the exercise of options to purchase 387,273 shares of common stock.

Stock options

In 1998 the Company established a stock option plan. This plan was superseded by the 2006 Equity Incentive Plan (the “Plan”). The Plan provides for the issuance of incentive stock options to employees of the Company and non-qualified stock options and awards of restricted and direct stock purchases to Directors, officers, employees and consultants of the Company.

The Company’s option activity under the Plan is summarized as follows:

	Number of options	Weighted average exercise price
Outstanding at 31 December 2010	7,947,773	$0.20
Issued	945,500	0.21
Exercised	(387,273)	0.01
Expired	(151,000)	0.21
Outstanding at 31 December 2011	8,355,000	$0.21
Issued	72,000	0.12
Exercised	—	—
Expired	(1,225,000)	0.20
Outstanding at 31 December 2012	7,202,000	$0.28
Issued	596,000	0.27
Exercised	(162,000)	0.12
Expired	(1,012,000)	0.51
Outstanding at 31 December 2013	6,624,000	$0.25
Exercisable at 31 December 2013	6,052,000	$0.25

The following table summarizes information about options outstanding and exercisable at 31 December 2013:

Weighted average price of outstanding options	Number of options outstanding	Weighted average remaining estimated life (in years)	Number of options exercisable	Weighted average price of outstanding and exercisable options
$0.10	90,000	5.4	90,000
$0.11	2,665,000	5.5	2,665,000
$0.12	24,000	8.5	24,000
$0.23	773,500	7.0	773,500
$0.25	500,000	9.3	0
$0.32	24,000	6.8	24,000
$0.33	24,000	4.5	24,000
$0.35	72,000	9.5	0
$0.40	2,375,000	1.5	2,375,000
$0.65	76,500	3.5	76,500
	6,624,000		6,052,000	$0.25

Unless otherwise indicated, options issued to employees, members of the Board of Directors and non-employees are vested over one to three years and are exercisable for a term of ten years from the date of issuance.

AquaBounty Technologies, Inc. Financial Statements	F-14

The weighted average fair value of stock options granted in 2013 was $0.27 (2012: $0.12; 2011: $0.21). The total intrinsic value of options exercised in 2013 was $3,254 (2012: $nil; 2011: $54,218). At 31 December 2013, the total intrinsic value of all options outstanding was $3,756,724 (2012: $681,029) and the total intrinsic value of exercisable options was $3,440,172 (2012: $622,140).

The market values of stock option grants/modifications to employees, members of the Board of Directors and non-employees during 2013, 2012 and 2011 were measured on the date of grant/modification using Black-Scholes, with the following weighted average assumptions:

	2013	2012	2011
Expected volatility	160%	160%	177%
Risk-free interest rate	1.05%	0.60%	1.98%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	5	3-5	5

The risk-free interest rate is estimated using the Federal Funds interest rate for a period that is commensurate with the expected term of the awards. The expected dividend yield is zero because the Company has never paid a dividend and does not expect to do so for the foreseeable future. The expected life was based on a number of factors including historical experience, vesting provisions, exercise price relative to market price and expected volatility. The Company believes that all groups of employees demonstrate similar exercise and post-vesting termination behavior and, therefore, does not stratify employees into multiple groups. The expected volatility was estimated using the Company’s historical price volatility over a period that is commensurate with the expected term of the awards.

Total share-based compensation on stock-option grants amounted to $119,331 in 2013 (2012: $300,758; 2011: $225,477). At 31 December 2013, the balance of unearned share-based compensation to be expensed in future periods related to unvested share-based awards is $97,394. The period over which the unearned share-based compensation is expected to be earned is approximately three years.

Recent issuances

During April 2013 the Company granted options to purchase 500,000 shares of common stock to certain executive officers and employees at an exercise price of $0.25. These options vest over a one-to-three year period.

During July 2013 the Company issued 96,000 options at an exercise price of $0.35 under the terms of its service agreement with Non-executive Directors. These options vest over a one-year period.

During July 2012 the Company issued 72,000 options at an exercise price of $0.12 under the terms of its service agreement with Non-executive Directors. These options vest over a one-year period.

At the Company’s Annual General Meeting in July 2012, the shareholders approved a 3 year extension to the exercise term on 2,375,000 options belonging to previous Company Directors which were due to expire. In conjunction with the extension, the exercise price of the options was increased from $0.20 to $0.40. The Company recognized an immediate non-cash stock-based compensation charge of $202,987 in 2012 for this extension.

During January 2011 the Company granted options to purchase 801,500 shares of common stock to certain executive officers and employees at an exercise price of $0.23. These options vest over a one-to-three year period.

During July 2011 the Company issued 144,000 options at an exercise price of $0.11 under the terms of its service agreement with Non-executive Directors. These options vest over a one-year period.

Share-based compensation

The following table summarizes share-based compensation costs recognized in the Company’s consolidated statements of operations for the years ended 31 December 2013, 2012 and 2011:

	2013	2012	2011
Research and development	$6,454	$3,721	$16,553
Sales and marketing	17,645	15,104	22,890
General and administrative	118,044	305,483	210,120
Total share-based compensation	$142,143	$324,308	$249,563

AquaBounty Technologies, Inc. Financial Statements	F-15

10. Income taxes

As at 31 December 2013 the Company has net domestic operating loss carryforwards of approximately $8.3 million to offset future federal taxable income, which expires at various times through the year 2031. The future utilization of the net operating loss and tax credit carryforwards, however, are subject to annual use limitations based on the change in stock ownership rules of Internal Revenue Code Sections 382 and 383. The Company experienced a change in ownership under these rules during 2012 and revised its calculation of net operating loss carryforwards based on annual limitation rules. The Company also has foreign net operating loss carryforwards in the amount of approximately $4.1 million and federal R&D tax credits of approximately $2.7 million at 31 December 2013, which expire at various times through 2031. Since the Company has incurred only losses from inception and there is uncertainty related to the ultimate use of the loss carryforwards and tax credits, a valuation allowance has been recognized to offset the Company’s deferred tax assets.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax assets (liabilities):
Net operating loss carryforwards	$4,571,597	$3,653,409
Federal research and development tax credit carryforwards	3,010,329	3,098,157
Property and equipment	427,454	456,008
Accounts receivable and other	400	400
Stock options	695,417	882,600
Accrued royalties	56,094	—
Accrued vacation	24,708	21,777
Accrued compensation	34,475	—
Capital loss carryforwards	—	63,214
Intangible assets	(164,002)	(136,798)
Total deferred tax assets	8,656,472	8,038,767
Valuation allowance	(8,656,472)	(8,038,767)
Net deferred tax assets	$—	$—

The valuation allowance increased by $617,705 during 2013 and decreased by $11,036,117 during 2012. The increase in 2013 was due primarily to an increase in deferred tax assets for net operating loss carryforwards offset by a decrease in federal research and development tax credit carryforwards and capital loss carryforwards as well as a decrease in stock options. The 2012 decrease was due primarily to a decrease in deferred tax assets for expired net operating loss carryforwards.

11. Commitments and contingencies

The Company recognizes and discloses commitments when it enters into executed contractual obligations with other parties. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Lease commitments

In 2008 the Company established a subsidiary in Panama for the purpose of conducting commercial field trials of one of its products. The Company entered into a land lease agreement for a term of five years commencing 1 October 2008. Under the terms of the lease, the Company agreed to pay for improvements to the site in lieu of rent. The Company incurred costs of $346,735 for the site improvements during 2008 and these costs were amortized to rent expense over the term of the lease. These fully amortized leasehold improvements were turned over to the landowner upon expiration of the initial lease in 2013. In June 2013, the Company entered into a new lease with the landowner to lease the site for an additional two years. Under the terms of the new lease agreement, the Company will make payments totalling $712,834 over the term of the agreement, including $316,800 representing rental payments and $396,034 representing a management fee as all management services and operational expenses of the site were turned over to the landowner. Payments are due in monthly installments and a prepayment of $180,000 was made in 2013 under the terms of the agreement.

AquaBounty Technologies, Inc. Financial Statements	F-16

In February 2012, the Company signed a one-year lease for office space in Maynard, Massachusetts for its corporate headquarters for a total of $17,901. In March 2013, this lease was extended for an additional three years at a total cost of $59,670.

Total rent expense, including the management fee of the Panama site, under non-cancelable operating leases in 2013 was $165,170 (2012: $117,162; 2011: $192,154). Future minimum commitments under its operating leases are as follows:

Year ended 31 December	Amount
2014	$379,641
2015	290,636
2016	5,221
Lease commitments	$675,498

License agreements

The Company was a party to a license agreement with Genesis Group, Inc. related to the Company’s transgenic fish program. Under the terms of this agreement, the Company was required to make an annual royalty payment of $25,000 or revenue-based royalty payments equal to 5% of any gross revenues generated from products that utilize the technology covered under the license agreement.

No revenue-based royalty payments have been made to date. In consideration for a worldwide, royalty-free, fully paid up, sub-licensable, assignable, non-exclusive right and license to the transgenic fish technology, the Company agreed to pay to Genesis Group, Inc. a one-time payment of C$150,000 (US$140,235). This amount is included as a component of accounts payable and accrued liabilities at 31 December 2013.

Royalty obligations

As discussed in Note 8, the Canadian Subsidiary is obligated to pay royalties to TPC in an amount equal to 5.2% of gross sales generated from the sale of any growth enhanced transgenic-based fin fish commercial products. Such royalties are payable until the earlier of: (i) 30 June 2014; or (ii) until cumulative royalties of C$5,750,000 have been paid. No royalty payments have been made to date.

As discussed in Note 8, the Canadian subsidiary is obligated to pay royalties to ACOA in an amount equal to 10% of gross sales generated from the sale of any new products that are developed through the research project that is being co-funded by ACOA. This royalty is for the repayment of the funds contributed by ACOA to the Canadian Subsidiary through the AIF grant. The first scheduled repayment is 30 June 2015 and subsequent repayments are due annually until the full balance of the contributed funds is paid. Total amount outstanding at 31 December 2013 is C$2,523,963 (US$2,359,653) and the maximum amount available under the grant is C$2,871,900.

Employment agreements

The Company has employment agreements with certain of its officers. The agreements provide for base pay and benefits, as defined. Under certain circumstances of termination, the Company must make severance payments.

Bonus obligation

The Company is obligated to pay a bonus to its Chief Executive Officer of $80,062 upon the successful approval of its AquAdvantage® Salmon New Animal Drug Application by the Food and Drug Administration. The Company has recorded an accrual for this bonus as of 31 December 2013 based on management’s expectation regarding payment.

12. Retirement plan

The Company has a savings and retirement plan for its US employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees and provides for voluntary contributions by participating employees up to the maximum contribution allowed under the Internal Revenue Code. Contributions by the Company can be made, as determined by the Board of Directors, provided the amount does not exceed the maximum permitted by the Internal Revenue Code. Company contributions made and expensed in operations in connection with the plan during the year ended 31 December 2013 amounted to $21,788 (2012: $24,851; 2011: $31,860). The Company also has a Registered Retirement Savings Plan for its Canadian employees. Company contributions made and expensed in operations in connection with the plan during the year ended 31 December 2013 amounted to $14,312 (2012: $13,730; 2011: $16,636).

AquaBounty Technologies, Inc. Financial Statements	F-17

13. Contract Research Agreement

In March 2012, and in connection with the restructuring (Note 1), the Company executed a contract research agreement with Tethys Aquaculture Canada Inc. (“TAC”), to provide AquaBounty with the resources required for its ongoing development needs. Under the terms of the extended agreement, TAC will provide services to the Company through 1 April 2014. Total costs incurred under the terms of this agreement amounted to $386,806 in 2013 (2012: $260,798) and is included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss.

14. Exclusive Channel Collaboration Agreement

In February 2013, the Company entered into an Exclusive Channel Collaboration agreement (“ECC”) with Intrexon Corporation, its majority shareholder, pursuant to which the Company will use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC, which can be terminated by the Company upon 90 days written notice, grants the Company a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale and offer for sale of products involving DNA administered to finfish for human consumption. Such license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of developed products, and otherwise is non-exclusive.

Under the ECC and subject to certain exceptions, the Company is responsible for, among other things, the performance of the program, including development, commercialization and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program, certain other aspects of manufacturing, costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents.

The Company will pay Intrexon quarterly 16.66% of the gross profits calculated under the terms of the agreement for each developed product. The Company has likewise agreed to pay Intrexon 50% of quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, the Company will reimburse Intrexon for the costs of certain services provided by Intrexon. Total Intrexon service costs incurred under the terms of this agreement amounted to $453,304 in 2013, of which $106,647 is included in accounts payable and accrued liabilities at 31 December 2013, and is included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss.

15. Subsequent events

The Company has evaluated events occurring subsequent to 31 December 2013, identifying those that are required to be disclosed as follows:

In January 2014, the Board approved a fundraising of $10.0 million before expenses by means of a subscription for new common shares by the Company’s majority shareholder, Intrexon Corporation. The subscription price was $0.5252 per share and the aggregate number of common shares subscribed was 19,040,366. The transaction closed on 20 March 2014 with net proceeds to the Company of approximately $9.7 million.

There were no other subsequent events that require adjustment to or disclosure in the financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-18